As filed with the Securities and Exchange Commission on December 29, 2004

                                                     1933 Act File No. 333-51788
                                                      1940 Act File No. 811-9709

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                    Form N-2
                        (Check appropriate box or boxes)

|X|   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
|_|   Pre-Effective Amendment No.
|X|   Post-Effective Amendment No. 6

                                     and/or

|X|   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
|X|   Amendment No. 12

                      HIGHLAND FLOATING RATE ADVANTAGE FUND
             (formerly named Columbia Floating Rate Advantage Fund)
         (Exact Name of Registrant as Specified in Declaration of Trust)

                           13455 Noel Road, Suite 1300
                               Dallas, Texas 75240
                    (Address of Principal Executive Offices)

                                 1-877-665-1287
              (Registrant's Telephone Number, including Area Code)

                                James D. Dondero
                           13455 Noel Road, Suite 1300
                               Dallas, Texas 75240
                     (Name and Address of Agent for Service)

                                    Copy To:
                             Stuart H. Coleman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                          New York, New York 10038-4982

Approximate Date of Proposed Public Offering:

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered in connection with a dividend reinvestment plan, check the following box. |X|

It is proposed that this filing will become effective (check appropriate box):

|_|   when declared effective pursuant to section 8(c)
|X|   immediately upon filing pursuant to paragraph (b) of Rule 486
|_|   on January 1, 2005 pursuant to paragraph (b) of Rule 486
|_|   60 days after filing pursuant to paragraph (a) of Rule 486
|_|   on(date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

|_| This post-effective amendment designates a new effective date for a previously filed registration statement.

|_| The Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement is
      ______________.

The Securities Act File Number used for this filing is 333-51788. The Fund's Registration Statement on Form N-2 represented by this File Number was filed on December 13, 2000. Subsequently, the Fund filed a Registration Statement on Form N-2 (Securities Act No. 333-55532) registering additional shares relating to a rescission offer for certain shares of beneficial interest of the Fund.

            CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT

----------------------------------------------------------------------------------------------------------------------
   Proposed Title of       Proposed Amount of       Maximum Offering            Maximum              Amount of
    Securities Being          Shares Being           Price Per Unit            Aggregate            Registration
       Registered             Registered(1)         Registration Fee         Offering Price             Fee(2)
----------------------------------------------------------------------------------------------------------------------
Common Shares of
Beneficial Interest
----------------------------------------------------------------------------------------------------------------------
Class A                        18,000,000                $11.50              $207,000,000            $16,746.30
----------------------------------------------------------------------------------------------------------------------
Class B                        15,000,000                $11.50              $172,500,000            $13,955.25
----------------------------------------------------------------------------------------------------------------------
Class C                        19,000,000                $11.50              $218,500,000            $17,676.65
----------------------------------------------------------------------------------------------------------------------
Class Z                        18,000,000                $11.50              $207,000,000            $16,746.30
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
   Proposed Title of       Proposed Amount of       Maximum Offering            Maximum              Amount of
    Securities Being          Shares Being           Price Per Unit            Aggregate            Registration
       Registered             Registered(1)         Registration Fee         Offering Price             Fee(2)
----------------------------------------------------------------------------------------------------------------------
Common Shares of
Beneficial Interest
----------------------------------------------------------------------------------------------------------------------
Class A                                 0                $    0               $         0            $        0
----------------------------------------------------------------------------------------------------------------------
Class B                         7,000,000                $11.30               $79,100,000            $18,904.90
----------------------------------------------------------------------------------------------------------------------
Class C                         6,000,000                $11.30               $67,800,000            $16,204.20
----------------------------------------------------------------------------------------------------------------------
Class Z                         4,000,000                $11.30               $45,200,000            $10,802.80
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
   Proposed Title of       Proposed Amount of       Maximum Offering            Maximum              Amount of
    Securities Being          Shares Being           Price Per Unit            Aggregate            Registration
       Registered             Registered(1)         Registration Fee         Offering Price             Fee(2)
----------------------------------------------------------------------------------------------------------------------
Common Shares of
Beneficial Interest
----------------------------------------------------------------------------------------------------------------------
Class A                         2,290,000                $12.10               $27,709,000             $6,927.25
----------------------------------------------------------------------------------------------------------------------
Class B                                 0                $    0               $         0             $       0
----------------------------------------------------------------------------------------------------------------------
Class C                         1,590,000                $12.08               $19,207,200             $4,801.80
----------------------------------------------------------------------------------------------------------------------
Class Z                            90,000                $12.19               $ 1,097,100             $  274.28
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
   Proposed Title of       Proposed Amount of       Maximum Offering            Maximum              Amount of
    Securities Being          Shares Being           Price Per Unit            Aggregate            Registration
       Registered             Registered(1)         Registration Fee         Offering Price             Fee(2)
----------------------------------------------------------------------------------------------------------------------
Common Shares of
Beneficial Interest
----------------------------------------------------------------------------------------------------------------------
Class A                        15,000,000                $12.04              $180,600,000            $47,678.40
----------------------------------------------------------------------------------------------------------------------
Class B                         5,000,000                $12.02              $ 60,100,000            $15,866.40
----------------------------------------------------------------------------------------------------------------------
Class C                         5,000,000                $12.02              $ 60,100,000            $15,866.40
----------------------------------------------------------------------------------------------------------------------
Class Z                         1,000,000                $12.03              $ 12,030,000            $ 3,175.92
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
   Proposed Title of       Proposed Amount of       Maximum Offering            Maximum              Amount of
    Securities Being          Shares Being           Price Per Unit            Aggregate            Registration
       Registered             Registered(1)         Registration Fee         Offering Price             Fee(2)
----------------------------------------------------------------------------------------------------------------------
Common Shares of
Beneficial Interest
----------------------------------------------------------------------------------------------------------------------
Class A                         5,625,000                $12.00               $67,500,000            $18,765.00
----------------------------------------------------------------------------------------------------------------------
Class B                         5,625,000                $12.00               $67,500,000            $18,765.00
----------------------------------------------------------------------------------------------------------------------
Class C                         1,125,000                $12.00               $13,500,000            $ 3,753.00
----------------------------------------------------------------------------------------------------------------------
Class Z                           123,000                $12.00                $1,500,000            $   417.00
----------------------------------------------------------------------------------------------------------------------

(1)   Previously registered.

(2)   Previously paid.

HIGHLAND FLOATING RATE ADVANTAGE FUND
Prospectus, January 1, 2005

CLASS A, B AND C SHARES

Advised by Highland Capital Management, L.P.

--------------------------------------------------------------------------------

TABLE OF CONTENTS

Prospectus Summary ............................................................3

Fund Expenses .................................................................9

Financial Highlights .........................................................11

The Fund .....................................................................14

Use of Proceeds ..............................................................14

Investment Objective and Policies ............................................14

How the Fund Invests .........................................................15

Principal Risks ..............................................................22

Other Investment Practices ...................................................28

Management ...................................................................31

How to Buy Shares ............................................................34

Multiple Share Classes .......................................................35

Periodic Repurchase Offers ...................................................38

Net Asset Value ..............................................................41

Distributions and Income Taxes ...............................................41

Organization and Description of Shares .......................................43

Shareholder Reports ..........................................................45

Financial Statements .........................................................45

Statement of Additional Information
Table of Contents ....................................................Back Cover

This Prospectus sets forth concisely the information that a prospective investor should know before investing in Class A, B or C shares of Highland Floating Rate Advantage Fund (the "Fund"). Please read and retain this Prospectus for future reference. A Statement of Additional Information ("SAI") regarding the Fund, dated January 1, 2005, has been filed with the Securities and Exchange Commission (the "SEC"), and can be obtained without charge by calling 1-877-665-1287. A table of contents to the SAI is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire SAI (together with any supplement to it). The SAI and other related materials are available at the SEC's internet web site (http://www.sec.gov).

Although these securities have been registered with the SEC, the SEC has not approved or disapproved any shares offered in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                Not FDIC Insured
                                                                  May Lose Value
                                                               No Bank Guarantee

                                 PRIVACY POLICY

We recognize and respect your privacy expectations, whether you are a visitor to our web site, a potential shareholder, a current shareholder or even a former shareholder.

COLLECTION OF INFORMATION. We may collect nonpublic personal information about you from the following sources:


o ACCOUNT APPLICATIONS AND OTHER FORMS, which may include your name, address and social security number, written and electronic correspondence and telephone contacts;

o WEB SITE INFORMATION, including any information captured through our use of "cookies"; and

o ACCOUNT HISTORY, including information about the transactions and balances in your accounts with us or our affiliates.

DISCLOSURE OF INFORMATION. We may share the information we collect (described above) with our affiliates. We may also disclose this information as otherwise permitted by law. We do not sell your personal information to third parties for their independent use.

CONFIDENTIALITY AND SECURITY OF INFORMATION. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed.

                                   ----------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THE FUND HAS NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE FUND IS NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   ----------

                               PROSPECTUS SUMMARY

This is only a summary. You should review the more detailed information contained in this Prospectus and in the SAI. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program.

FUND. This Prospectus applies to the offering of Class A, B and C shares of Highland Floating Rate Advantage Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund is authorized to issue an unlimited number of common shares and, as of January 1, 2005, has registered 40,915,000 Class A, 32,625,000 Class B and 32,715,000 Class C common shares. The Fund does not plan to register additional shares at this time.

The Fund does not intend to list its shares on any national securities exchange. SHARES OF THE FUND HAVE NO HISTORY OF PUBLIC TRADING AND THERE IS NOT EXPECTED TO BE ANY SECONDARY TRADING MARKET IN THE SHARES. An investment in the shares should be considered illiquid. (See "Principal Risks")

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS, INCLUDING THE POSSIBLE LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT INVESTED, RISKS ASSOCIATED WITH LEVERAGE AND RISKS ASSOCIATED WITH SECURITIES RATED BELOW INVESTMENT GRADE (OFTEN REFERRED TO AS "JUNK DEBT"). (SEE "PRINCIPAL RISKS")

INVESTMENT OBJECTIVE. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT POLICIES. The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of interests in adjustable rate senior loans, the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates ("Senior Loans"), to corporations, partnerships and other entities ("Borrowers") that operate in a variety of industries and geographic regions (including domestic and foreign entities). The Fund may invest in Senior Loans of domestic or foreign Borrowers (so long as Senior Loans to foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Senior Loans are business loans that have a right to payment senior to most other debts of the Borrower. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions (the "Lenders") represented in each case by one or more such Lenders acting as agent (the "Agent") of the several Lenders. On behalf of the Lenders, the Agent is primarily responsible for negotiating the loan agreement ("Loan Agreement") that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the Lenders. Senior Loans in which the Fund will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Fund may invest in participations ("Participations") in

Senior Loans, may purchase assignments ("Assignments") of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan ("Primary Lender").

Senior Loans often are secured by specific assets of the Borrower, although the Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any collateral. The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt."

The Fund's policy of acquiring interests in floating or variable rate Senior Loans is to minimize the fluctuations in the Fund's net asset value ("NAV") as a result of changes in interest rates. However, the Fund is not a money market fund, and its NAV will fluctuate.


During normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Fund's investments in Senior Loans.


Any amount less than 25% of the Fund's total assets (taken at market value at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund invests at these levels because it regards the issuers of Senior Loans in which the Fund may invest to include the Borrower, as well as any Agent that administers the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. Accordingly, the Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries.

The Fund may borrow money in an amount up to 331/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund may borrow for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing.

PRINCIPAL RISKS. You should consider the following risk considerations before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" for more detailed information.

NON-PAYMENT. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the NAV of the Fund.

BELOW INVESTMENT GRADE SECURITIES. The Fund may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade or where Borrowers have outstanding debt rated below investment grade, or in comparable unrated securities. Securities rated below investment grade are commonly referred to as high-yield debt or "junk debt". They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. Investments in high-yield Senior Loans may result in greater NAV fluctuation than if the Fund did not make such investments.

INTEREST RATE. The Fund's NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed- rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Fund's portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Fund's exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the Senior Loans in its portfolio are reset.

SENIOR LOANS. The risks associated with Senior Loans are similar to the risks of "junk" debt, although Senior Loans are typically senior and secured in contrast to other below investment grade securities, which are often subordinated and unsecured. Senior Loans' higher standing in an issuer's capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate. The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers.

RESTRICTIONS ON RESALE. Senior Loans may not be readily marketable and may be subject to restrictions on resale. As a result, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted.


ONGOING MONITORING. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.


BORROWING. The Fund is authorized to borrow money in an amount up to 331/3% of the Fund's total assets (after giving effect to the amount borrowed). The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case, and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for payment to shareholders.

REPURCHASE OFFERS. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, and certain Class A shareholders who offer for repurchase shares acquired within 18 months, will pay a contingent deferred sales charge ("CDSC"). (See "How to Buy Shares") Under limited circumstances, and only pursuant to specified regulatory requirements, the Fund may suspend or postpone a quarterly repurchase offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

CLOSED-END FUNDS. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.


LEGISLATION; RESTRICTIONS. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected.

FINANCIAL SERVICES INDUSTRY CONCENTRATION. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments financial services companies can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.

INVESTMENTS IN NON-U.S. ISSUERS. Investment in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Fund invests a significant portion of its non-U.S. investments in one region or in the securities of emerging market issuers. These risks may include that non-U.S. issuers may be subject to less rigorous disclosure, accounting standards and regulatory requirements; smaller, less liquid and more volatile markets where Highland Capital Management L.P. ("Highland" or the "Adviser") may not be able to sell the Fund's investments at times, in amounts and at prices it considers reasonable; the economies of non-U.S. issuers may grow at slower rates than expected; and withholdings and other non-U.S. taxes may decrease the Fund's return.

INVESTMENTS IN EQUITY SECURITIES. To the extent that the Fund invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's NAV, which will fluctuate as the value of the securities held by the Fund changes.

PREPAYMENT. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund's shares.

LIMITED INFORMATION. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Fund is more dependent on the analytical ability of the Adviser than other funds which may be able to rely on more publicly available information.

NON-DIVERSIFICATION. The Fund is not subject to the general limitations under the Investment Company Act of 1940, as amended (the "1940 Act"), that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

OTHER PRACTICES. The Fund may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."

AFFILIATION RISK. Due to Highland's affiliation with Heritage Bank, the Fund may be unable to purchase certain Senior Loans in which Heritage Bank participates (as Agent or Lender or buyer or seller in the secondary market), because of regulatory restrictions. Highland does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.

CLASSES OF SHARES. The Fund offers three classes of shares in this Prospectus, with each class having its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors.

The Fund's Class A shares are subject to a front-end sales charge or CDSC on certain purchases, a distribution and service fee and other expenses. The Fund's Class B shares are not subject to a front-end sales charge, but are subject to a declining CDSC over a five-year period and a distribution fee, as well as other expenses. Class B shares will convert automatically to Class A shares eight years from the end of the month in which the shares were purchased. The Fund's Class C shares are not subject to a front-end sales charge, but are subject to a CDSC of 1% during the first year a shareholder owns Class C shares and a distribution fee, as well as other expenses. The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other eligible investors, which are made available through a separate prospectus. The Fund may offer additional classes of shares in the future. (See "Multiple Share Classes")

The Fund has received exemptive relief from the SEC with respect to the Fund's distribution fee arrangements, CDSCs and multi-class structure. As a condition of such relief, the Fund will be required to comply with regulations that would not otherwise be applicable to the Fund.

PERIODIC REPURCHASE OFFERS. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at NAV (`Repurchase Offers"). Such repurchase offers are each referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on or about the 15th day (or the next business day if the 15th is not a business day) in the months of February, May, August, and November. It is anticipated that normally the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date") will be the same date as the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange (the "NYSE") on such date. The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. Repurchase proceeds will be paid to shareholders no later than seven days after the Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline". (See "Periodic Repurchase Offers")

DISTRIBUTIONS. Income dividends are normally declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.

DISTRIBUTOR. PFPC Distributors, Inc. (the "Distributor") is the Fund's principal underwriter.

MINIMUM INVESTMENT. The minimum initial investment is $2,500 ($25 for individual retirement accounts) and the minimum subsequent investment is $50. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason. The purchase price of shares is generally the NAV per share except for Class A share purchases at the public offering price (NAV plus a sales charge).

                                  FUND EXPENSES

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in Class A, B and C shares of the Fund.

                                                                     CLASS A      CLASS B(2)     CLASS C
                                                                     -------      ----------     -------
SHAREHOLDER TRANSACTION EXPENSES(1)
Maximum Sales Load Imposed
    (as a percentage of offering price) ......................       3.50%          None          None
Sales Load Imposed on Reinvested Dividends ...................       None           None          None
Contingent Deferred Sales Charge .............................       1.00%(4)       3.25%(3)      1.00%(3)
Exchange Fee .................................................       None           None          None

ANNUAL EXPENSES (as a percentage of average net assets)(5)
Management Fees(6)............................................       0.75%          0.75%         0.75%
Distribution and Service Fees.................................       0.35%          0.70%         0.85%
Interest Payments and Commitment Fees on Borrowed
    Funds (7) ................................................       0.43%          0.43%         0.43%
Other Expenses (7)(8)(9) .....................................       0.21%          0.21%         0.21%
                                                                     ----           ----          ----
Total Annual Expenses (8) ....................................       1.74%          2.09%         2.24%
                                                                     ----           ----          ----

(1) Financial advisors may independently charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.

(2) Class B shares will automatically convert to Class A shares eight years after purchase.

(3) The charge is 3.25% for shares submitted and accepted for repurchase during the first year after each purchase, 3.00% during the second year, 2.00% during the third year, 1.50% during the fourth year, and 1.00% during the fifth year. There is no CDSC on Class B shares thereafter. The CDSC on Class C shares is 1.00% within the first year after each purchase. There is no CDSC on Class C shares thereafter.

(4) Class A shares bought without an initial sales charge in accounts aggregating $1 million to $25 million are subject to a 1.00% CDSC if the shares are sold within 18 months from each purchase. The 18-month period begins on the first day of the month in which the purchase was made.

(5) Figures assume the Fund borrows an amount representing 331/3% of the Fund's total assets (including the proceeds of such borrowing but not reflecting the amount of the liability of the borrowing). If the Fund does not utilize any leverage, the Fund estimates that annual operating expenses would be approximately as follows:

                                                            CLASS A    CLASS B    CLASS C
                                                            -------    -------    -------
      Management Fees (6) ................................   0.65%      0.65%      0.65%
      Distribution and Service Fees ......................   0.35%      0.70%      0.85%
      Interest Payments and Commitment Fees on Borrowed
          Funds ..........................................   0.00%      0.00%      0.00%
      Other Expenses (7)(8) ..............................   0.21%      0.21%      0.21%
                                                             ----       ----       ----
      Total Annual Expenses (8) ..........................   1.21%      1.56%      1.71%
                                                             ----       ----       ----

(6) Management fees include both the management fee and the administrative fee charged to the Fund. Without giving effect to the assumed level of leverage, the Adviser receives an annual management fee of 0.45% and an administrative fee of 0.20% from the Fund. Giving effect to the assumed level of leverage, the Adviser receives a management fee of 0.52% and an administration fee of 0.23%.

(7)   Based on actual payments from the last fiscal year.

(8) The Adviser has voluntarily agreed to reimburse the Fund for its ordinary operating expenses to the extent that such expenses exceed 0.15% (exclusive of management fees, administrative fees, brokerage commissions, taxes, distribution and service fees, leverage expenses and extraordinary expenses, if any). After such reimbursement, other expenses would be 0.15% for each class of shares and total annual expenses, with and without leverage, would be 1.68% and 1.15% for Class A shares, 2.03% and 1.50% for Class B shares and 2.18% and 1.65% for Class C shares, respectively. This arrangement may be modified or terminated by the Adviser at any time. Any such reimbursement will lower the particular class's overall expense ratio and increase its overall return to investors.

(9) Other expenses have been restated to reflect a change in the Fund's service providers effective October 18, 2004.


Service and distribution fees include an asset-based sales charge. As a result, if you hold your shares for a long period of time, you may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (See "Multiple Share Classes")


EXPENSE EXAMPLE. This Example helps you compare the cost of investing in the Fund to the cost of investing in other investment companies. The Example assumes that (i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.

CLASS*                                                       1 YEAR     3 YEARS     5 YEARS      10 YEARS
-------                                                      ------     -------     -------      --------
Class A                                                      $52        $88         $126         $233
Class B**:   did not sell your shares                        $21        $65         $112         $233
             sold all your shares at the end of the period   $54        $85         $122         $233
Class C:     did not sell your shares                        $23        $70         $120         $257
             sold all your shares at the end of the period   $33        $70         $120         $257

* The table assumes leverage representing 331/3% of the Fund's total assets. In the event that the Fund does not utilize any leverage, an investor would pay the following expenses based on the assumptions in the Example:

CLASS                                                        1 YEAR     3 YEARS     5 YEARS      10 YEARS
------                                                       ------     -------     -------      --------
Class A                                                      $47        $72         $99          $176
Class B**:  did not sell your shares                         $16        $49         $85          $176
            sold all your shares at the end of the period    $48        $69         $95          $176
Class C:    did not sell your shares                         $17        $54         $93          $202
            sold all your shares at the end of the period    $27        $54         $93          $202

** Class B shares convert to Class A shares after the first eight years. The 10-year expense example for Class B shares reflects Class B share expenses for the first eight years and Class A expenses for the last two years thereafter.

                              FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance for Class A, B and C shares. The Fund's fiscal year runs from September 1 to August 31, unless otherwise indicated. Certain information in the table reflects the financial results for a single Fund share. This information has been derived from the Fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, whose report, along with this information, appears in the Fund's annual report. To request the Fund's annual report, please call 1-877-665-1287.

On April 15, 2004, Highland Capital Management, L.P. replaced Columbia Management Advisors, Inc. ("Columbia") as investment adviser to the Fund.

                                                                                                                       PERIOD
                                                                                                                        ENDED
                                                                       YEAR ENDED AUGUST 31,                          AUGUST 31,
CLASS A SHARES                                          2004            2003           2002               2001          2000(a)
------------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD                  $  11.22        $ 10.48        $ 11.74           $  12.09        $ 12.00
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS :
     Net investment income                                0.56(b)        0.81(b)        0.83(b)(c)         1.10(b)        0.64
     Net realized and unrealized gain(loss) on
       investments                                        0.89           0.74          (1.26)(c)          (0.32)          0.07
------------------------------------------------------------------------------------------------------------------------------------
Total from Investment Operations                          1.45           1.55          (0.43)              0.78           0.71
------------------------------------------------------------------------------------------------------------------------------------
LESS DISTRIBUTIONS DECLARED TO SHAREHOLDERS :
     From net investment income                          (0.59)         (0.81)         (0.83)             (1.13)         (0.62)
     From net realized gains                                --             --             --                 --(d)          --
------------------------------------------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders             (0.59)         (0.81)         (0.83)             (1.13)         (0.62)
------------------------------------------------------------------------------------------------------------------------------------

NET ASSET VALUE, END OF PERIOD                        $  12.08        $ 11.22        $ 10.48           $  11.74        $ 12.09
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(e)(f)                                       13.14%         15.55%         (3.88)%             6.71%          6.04%(g)
RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA :
     Operating expenses(h)                                1.29%          1.38%          1.38%              1.37%          1.01%(i)
     Interest and commitment fees expenses                0.40%          0.73%          0.99%              2.04%          1.91%(i)
     Net expenses(h)                                      1.69%          2.11%          2.37%              3.41%          2.92%(i)
     Net investment income(h)                             4.73%          7.67%          7.25%(c)           9.24%          9.49%(i)
     Waiver/reimbursement                                 0.18%          0.36%          0.32%              0.32%          1.41%(i)
     Portfolio turnover rate                               110%            90%            98%                65%             8%(g)
Net assets, end of period (000's)                     $212,205        $85,166        $69,733           $108,399        $54,402

----------
(a)   The Fund commenced investment operations on January 13, 2000.

(b) Per share data was calculated using average shares outstanding during the period.

(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01. The impact to the ratio of net investment income to average net assets was less than 0.01%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d)   Rounds to less than $0.01.

(e) Total return at NAV assuming all distributions are reinvested and no initial sales charge or CDSC.

(f) Had the investment adviser not waived or reimbursed a portion of expenses, total return would have been reduced.

(g)   Not annualized.

(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i)   Annualized.

                                                                                                                      PERIOD
                                                                                                                      ENDED
                                                                       YEAR ENDED AUGUST 31,                        AUGUST 31,
CLASS B SHARES                                            2004          2003          2002             2001           2000(a)
------------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD                   $  11.22       $ 10.48       $ 11.74          $ 12.07         $ 12.00
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS :
     Net investment income                                 0.53(b)       0.78(b)       0.78(b)(c)       1.05(b)         0.62
     Net realized and unrealized gain (loss) on
       investments                                         0.88          0.73         (1.25)(c)        (0.30)           0.05
------------------------------------------------------------------------------------------------------------------------------------
Total from Investment Operations                           1.41          1.51         (0.47)            0.75            0.67
------------------------------------------------------------------------------------------------------------------------------------
LESS DISTRIBUTIONS DECLARED TO SHAREHOLDERS :
     From net investment income                           (0.55)        (0.77)        (0.79)           (1.08)          (0.60)
     From net realized gains                                 --            --            --               --(d)           --
------------------------------------------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders              (0.55)        (0.77)        (0.79)           (1.08)          (0.60)
------------------------------------------------------------------------------------------------------------------------------------

NET ASSET VALUE, END OF PERIOD                         $  12.08       $ 11.22       $ 10.48          $ 11.74         $ 12.07
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN (e)(f)                                       12.75%        15.16%        (4.22)%           6.52%           5.69%(g)

RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA :
     Operating expenses (h)                                1.64%         1.73%         1.73%            1.72%           1.36%(i)
     Interest and commitment fees expenses                 0.40%         0.73%         0.99%            2.04%           1.91%(i)
     Net expenses (h)                                      2.04%         2.46%         2.72%            3.76%           3.27%(i)
     Net investment income (h)                             4.50%         7.34%         6.90%(c)         8.89%           9.14%(i)
     Waiver/reimbursement                                  0.18%         0.36%         0.32%            0.32%           1.41%(i)
     Portfolio turnover rate                                110%           90%           98%              65%              8%(g)

Net assets, end of period (000's)                      $124,589       $76,379       $68,157          $80,609         $19,964

----------
(a)   The Fund commenced investment operations on January 13, 2000.

(b) Per share data was calculated using average shares outstanding during the period.

(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01. The impact to the ratio of net investment income to average net assets was less than 0.01%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d)   Rounds to less than $0.01.

(e)   Total return at NAV assuming all distributions are reinvested and no CDSC.

(f) Had the investment adviser not waived or reimbursed a portion of expenses, total return would have been reduced.

(g)   Not annualized.


(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i)   Annualized.

                                                                                                                        PERIOD
                                                                                                                         ENDED
                                                                        YEAR ENDED AUGUST 31,                         AUGUST 31,
CLASS C SHARES                                          2004           2003            2002               2001          2000(a)
------------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD                 $  11.22        $  10.48        $  11.74           $  12.07       $  12.00
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS :
     Net investment income                               0.50(b)         0.76(b)         0.76(b)(c)         1.03(b)        0.61
     Net realized and unrealized gain (loss) on
       investments                                       0.89            0.74           (1.25)(c)          (0.30)          0.05
------------------------------------------------------------------------------------------------------------------------------------
Total from Investment Operations                         1.39            1.50           (0.49)              0.73           0.66
------------------------------------------------------------------------------------------------------------------------------------
LESS DISTRIBUTIONS DECLARED TO SHAREHOLDERS :
     From net investment income                         (0.53)          (0.76)          (0.77)             (1.06)         (0.59)
     From net realized gains                                               --              --             -- (d)             --
------------------------------------------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders            (0.53)          (0.76)          (0.77)             (1.06)         (0.59)
------------------------------------------------------------------------------------------------------------------------------------

NET ASSET VALUE, END OF PERIOD                       $  12.08        $  11.22        $  10.48           $  11.74       $  12.07
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN (e)(f)                                     12.57%          14.99%          (4.36%)             6.35%          5.62%(g)

RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA :
     Operating expenses (h)                              1.79%           1.88%           1.88%              1.87%          1.51%(i)
     Interest and commitment fees expenses               0.40%           0.73%           0.99%              2.04%          1.91%(i)
     Net expenses (h)                                    2.19%           2.61%           2.87%              3.91%          3.42%(i)
     Net investment income (h)                           4.19%           7.14%           6.75%(c)           8.74%          8.99%(i)
     Waiver/reimbursement                                0.18%           0.36%           0.32%              0.32%          1.41%(i)
     Portfolio turnover rate                              110%             90%             98%                65%             8%(g)

Net assets, end of period (000's)                    $278,731        $ 80,572        $ 61,811           $ 64,074       $ 13,013

----------
(a)   The Fund commenced investment operations on January 13, 2000.

(b) Per share data was calculated using average shares outstanding during the period.

(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01. The impact to the ratio of net investment income to average net assets was less than 0.01%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d)   Rounds to less than $0.01.

(e)   Total return at NAV assuming all distributions are reinvested and no CDSC.

(f) Had the investment adviser not waived or reimbursed a portion of expenses, total return would have been reduced.

(g)   Not annualized.


(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i)   Annualized.

                                    THE FUND

The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on June 8, 1999. The Fund is engaged in a continuous public offering of its shares at the next determined NAV per share (plus an initial sales charge for Class A shares). The Fund's principal office is located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, and its telephone number is 1-877-665-1287.

                                 USE OF PROCEEDS

The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. The Fund's actual investment timetable will depend on the availability of Senior Loans and other market conditions. Pending investment by the Fund, the proceeds may be invested in high quality, short-term securities, and to the extent there is a significant amount of proceeds so invested, the Fund may not achieve its objective during this time.

                        INVESTMENT OBJECTIVE AND POLICIES

INVESTMENT OBJECTIVE. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees of the Fund can change it without shareholder approval.

Although the Fund's NAV per share will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's NAV per share as a result of changes in interest rates. The Fund's NAV may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Fund invests.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective.

POLICIES. The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) (either as a Primary Lender or as a purchaser of an Assignment or Participation) in interests in Senior Loans of domestic or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars) that operate in a variety of industries and geographic regions. Although most Senior Loans are collateralized, the Fund may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.

The Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry. (See "Fundamental Restrictions and Policies")

During normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and junior debt securities acquired in connection with the Fund's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least BBB, A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") (or if unrated, determined by the Adviser to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, but determined by the Adviser to be of comparable quality), certificates of deposit ("CDs") and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.


                              HOW THE FUND INVESTS

SENIOR LOANS. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

It is anticipated that the proceeds of the Senior Loans in which the Fund will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk" debt), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as "junior debt securities." Senior Loans generally are secured by specific collateral.

To the extent that the Fund invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Fund will not enjoy the benefits associated with collateralization with respect to such Senior Loans, and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Fund may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Fund's net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Fund may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In some instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.

Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Adviser will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Fund's investment portfolio. When the Fund holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund, and such Lenders will not consider the interests of the Fund in connection with their votes.

Senior Loans in which the Fund will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally are the prime or base lending rate ("Prime Rate") offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Interbank Offered Rate ("LIBOR") or the CD rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.

PARTICIPATIONS, ASSIGNMENTS AND PRIMARY LENDER TRANSACTIONS .

PARTICIPATIONS.


The Fund may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders. The Fund may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Fund with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Fund has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Fund may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

Participation by the Fund in a Lender's portion of a Senior Loan typically will result in the Fund having a contractual relationship only with such Lender, not with the Borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Fund will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Fund and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by the Adviser to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Fund. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal, and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation (I.E., it is neither highly protected nor poorly secured). The Fund ordinarily will purchase a Participation only if, at the time of purchase, the Fund believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Fund does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Fund is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Fund.

ASSIGNMENTS.

The Fund may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

PRIMARY LENDER TRANSACTIONS.

The Fund will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by the Adviser to be of comparable quality.

Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters receivership of the Federal Deposit Insurance Corporation ("FDIC"), or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other institution with respect to an Assignment interpositioned between the Fund and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Fund should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution's estate, the Fund would incur costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Fund could experience a decrease in NAV.

When the Fund is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Fund is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Fund will not act as the Agent, originator, or principal negotiator or administrator of a Senior Loan.

PORTFOLIO MATURITY. The Fund is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Fund's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest that are redetermined either daily, monthly, quarterly, semiannually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Fund's NAV as a result of changes in interest rates. The Senior Loans in the Fund's investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Senior Loans should decrease. The amount of time required to pass before the

Fund will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Fund may utilize the investment practices described in this Prospectus to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Fund will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Fund will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Fund's investment portfolio may occur. Accordingly, the actual remaining maturity of the Fund's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Fund's investment portfolio. As a result of anticipated prepayments from time to time of Senior Loans in the investment portfolio, based on historical experience, the Adviser believes that the actual remaining maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

NET ASSET VALUE FLUCTUATION. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's NAV will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize fluctuations in NAV as a result of changes in interest rates. Accordingly, it may be expected that the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's NAV. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's NAV. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's NAV.

DEBT RESTRUCTURING. The Fund may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Adviser's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Fund, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Adviser's evaluation of the potential value of such securities in relation to the price that could be obtained by the Fund at any given time upon sale thereof, the Fund may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Fund will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.

BORROWER CREDIT RATINGS. The Fund may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below B-or B3 by S&P or Moody's (and unrated Senior Loans considered by the Adviser to be of comparable quality). The Fund may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk debt." The Fund will invest only in those Senior Loans with respect to which the Borrower, in the judgment of the Adviser, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Adviser will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.

FEES. The Fund may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Fund will receive these fees directly from the Borrower if the Fund is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Fund acquires an interest in a Senior Loan by way of Assignment. Whether or not the Fund receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Fund and the Lender selling such interests. When the Fund is an assignee, it may be required to pay a fee to, or forgo a portion of interest and any fees payable to it from, the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Fund based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee prior to payment thereof to the Fund. The Fund may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Fund a portion of any fees that the Fund would otherwise be entitled to.

PREPAYMENTS. Pursuant to the relevant Loan Agreement, a Borrower may be required, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, the prepayment of and subsequent reinvestment by the Fund in Senior Loans could have a materially adverse impact on the yield on the Fund's investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.

COMMITMENTS TO MAKE ADDITIONAL PAYMENTS. A Lender may have obligations pursuant to a Loan Agreement to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Fund currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Fund will not purchase interests in Senior Loans that would require the Fund to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the SAI.

BRIDGE FINANCING. The Fund may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

BORROWING. The Fund may borrow money in an amount up to 331/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund may borrow for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing.

OTHER SECURITIES. The Fund will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the relative value being given by the Fund in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Fund to minimize fluctuations in its NAV. (See "Principal Risks")

DEFENSIVE INVESTMENT POLICY. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Fund may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities subject to certain restrictions. For further discussion of the Fund's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."

FUNDAMENTAL RESTRICTIONS AND POLICIES. The Fund has adopted a number of fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the SAI. Among these fundamental restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's total assets (taken at market value at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the SAI, the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                 PRINCIPAL RISKS

You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund is a closed-end management investment company. The Fund is designed primarily for long-term investors and not as a trading vehicle.

NON-PAYMENT. Senior Loans, like other corporate debt obligations, are subject to the risk of nonpayment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the NAV of the Fund. The Fund generally will invest in collateralized Senior Loans only if the Adviser believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Fund will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") or negotiating a work out. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Bankruptcy Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.


Some Senior Loans in which the Fund may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Fund, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral.

BELOW INVESTMENT GRADE SECURITIES. Securities rated below investment grade are commonly referred to as high-yield debt or "junk debt." They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities. The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high-yield Senior Loan, and could adversely affect the NAV of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

Investments in high-yield Senior Loans may result in greater NAV fluctuation than if the Fund did not make such investments.

There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality, although the Fund does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by the Adviser to be of comparable quality).

INTEREST RATE RISK. The Fund's NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed-rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Fund's portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Fund's exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the Senior Loans in its portfolio are reset.

To the extent that changes in market rates of interest are reflected not in a change to a base rate (such as LIBOR) but in a change in the spread over the base rate, which is payable on loans of the type and quality in which the Fund invests, the Fund's NAV could be adversely affected. This is because the value of a Senior Loan is partially a function of whether the Senior Loan is paying what the market perceives to be a market rate of interest, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is generally only a temporary lag before the portfolio reflects those changes, changes in a Senior Loan's value based on changes in the market spread on Senior Loans in the Fund's portfolio may be of longer duration.

SENIOR LOAN RISK. The risks associated with Senior Loans are similar to the risks of "junk" debt, although Senior Loans are typically senior and secured in contrast to below investment grade debt securities, which are often subordinated and unsecured. Senior Loans' higher standing in an issuer's capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. In addition, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate.

The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Moreover, any specific collateral used to secure a loan may decline in value or lose all its value or become illiquid, which would adversely affect the loan's value. Economic and other events, whether real or perceived, can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund's NAV per share to fall. The frequency and magnitude of such changes cannot be predicted.

Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although floating-rate debt instruments are less exposed to this risk than fixed-rate debt instruments. Conversely, the floating rate feature of Senior Loans means the Senior Loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Fund to invest assets at lower yields. No active trading market may exist for certain Senior Loans, which may impair the ability of the Fund to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded Senior Loans.

Although Senior Loans in which the Fund will invest will often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower's obligation in the event of a default or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations in its ability to realize the benefits of any collateral securing a Senior Loan. The Fund may also invest in Senior Loans that are not secured.

RESTRICTIONS ON RESALE. Senior Loans may not be readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Fund may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Fund invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Fund's assets will be invested in Senior Loan interests, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Fund and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Fund expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Adviser's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.

ONGOING MONITORING. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Fund normally will rely primarily on the Agent (where the Fund is a Primary Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Fund usually will rely on the Agent (where the Fund is a Primary Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Fund of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Adviser will also monitor these aspects of the Fund's investments and, where the Fund is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.

BORROWING. The Fund is authorized to borrow money in an amount up to 331/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund is authorized to borrow money for the purpose of financing long-term investments, obtaining short-term liquidity in connection with quarterly repurchase offers and for temporary, extraordinary or emergency purposes. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case, and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for payment to shareholders.

REPURCHASE OFFER RISKS. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, will pay a CDSC. (See "How to Buy Shares") Under limited circumstances, and only pursuant to specific regulatory requirements, the Fund may suspend or postpone a quarterly Repurchase Offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly Repurchase Offer.

CLOSED-END FUND RISKS. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.

LEGISLATION; RESTRICTIONS. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for affected Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of the Adviser, is not indicative of fair value. Were the Fund to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Fund could consummate such a sale might be adversely affected.

FINANCIAL SERVICES INDUSTRY CONCENTRATION. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments financial service companies can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.

INVESTMENTS IN NON-U.S. ISSUERS. The Fund's investments in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Fund invests a significant portion of its non-U.S. investment in one region or in the securities of emerging market issuers. These risks may include:

      o less information about non-U.S. issuers or markets may be available due to less rigorous disclosure, accounting standards or regulatory requirements;

      o many non-U.S. markets are smaller, less liquid and more volatile, and in a changing market the Adviser may not be able to sell the Fund's portfolio securities at times, in amounts and at prices it considers reasonable;

      o the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; and

      o withholdings and other non-U.S. taxes may decrease the Fund's return.

Non-U.S. companies generally are not subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The trading markets for most non-U.S. securities are generally less liquid and subject to greater price volatility than the markets for comparable securities in the U.S. The markets for securities in certain emerging markets are in the earliest stages of their development. Even the markets for relatively widely traded securities in certain non-U.S. markets, including emerging market countries, may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the U.S. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity.

Economies and social and political climates in individual countries may differ unfavorably from the U.S. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, very negative effects on the economies and securities markets of certain emerging countries. Unanticipated political or social developments may also affect the values of the Fund's investments and the availability to the Fund of additional investments in such countries.

INVESTMENTS IN EQUITY SECURITIES. To the extent the Fund invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's NAV, which will fluctuate as the value of the securities held by the Fund changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

PREPAYMENT RISK. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund's shares.

LIMITED INFORMATION. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Adviser than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.

NON-DIVERSIFICATION. The Fund has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the SAI.) The Fund does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Fund intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a "regulated investment company." To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

OTHER PRACTICES. The Fund may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."

AFFILIATION RISK. Due to Highland's affiliation with Heritage Bank, the Fund may be unable to purchase certain Senior Loans in which Heritage Bank participates (as Agent or Lender or buyer or seller in the secondary market), because of regulatory restrictions. Highland does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.
                           OTHER INVESTMENT PRACTICES

The Adviser may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve special risk considerations. Although the Adviser believes that these investment practices may further the Fund's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

STRUCTURED NOTES. The Fund may invest up to 10% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

INTEREST RATE SWAPS AND OTHER HEDGING TRANSACTIONS. The Fund may, but is not obligated to, enter into various interest rate hedging and risk management transactions. These interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Fund may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in NAV resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Fund would employ any hedging and risk management techniques. The Fund will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Fund. The Fund will incur brokerage and other costs in connection with its hedging transactions.

The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest (I.E., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.


The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.

In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive with respect to floating rate portfolio assets being hedged.

The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Adviser believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser's judgment about the direction or extent of the movement in interest rates is incorrect, the Fund's overall performance would be worse than if it had not entered into any such transaction. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis (I.E., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate value at least equal to the accrued excess will be maintained. If the Fund enters into a swap on other than a net basis, the Fund will maintain the full amount of its obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms s acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.


New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

"WHEN-ISSUED" AND "DELAYED-DELIVERY" TRANSACTIONS. The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Fund on such Senior Loans in connection with such purchase transactions prior to the date the Fund actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Fund may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.


REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Fund buys securities from a seller (E.G., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available liquid assets at minimal market risk, although the Fund may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the counterparty. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund's assets that may be used to participate in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS. The Fund may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed-upon price on an agreed-upon date. The Fund will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the SAI under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                                   MANAGEMENT

BOARD OF TRUSTEES AND INVESTMENT ADVISER. The Board of Trustees of the Fund has overall management responsibility for the Fund. See "Management" in the SAI for the names of and other information about the Trustees and officers of the Fund.

On April 15, 2004, Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240, began serving as the investment adviser to the Fund, and assumed overall responsibility for the management of the Fund. The Fund and the Adviser have entered into an Advisory Agreement pursuant to which the Adviser is responsible for the selection and ongoing monitoring of the Fund's investment portfolio. The Adviser provides the Fund with the personnel necessary to administer the Fund. The agreement with the Adviser can be terminated on 60 days' written notice. Organized in March 1993, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. As of November 30, 2004, the Adviser managed approximately $10.8 billion in debt securities on behalf of institutional investors and retail clients around the world. The Adviser is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. R. Joseph Dougherty and Mark Okada are the Fund's principal portfolio managers. Prior to April 15, 2004, Columbia served as the Fund's investment adviser.

FEES AND EXPENSES. The Adviser provides portfolio management services to the Fund for a monthly management fee, computed and accrued daily, based on an annual rate of 0.45% of

Average Daily Managed Assets of the Fund for the first $1 billion, 0.40% of Average Daily Managed Assets of the Fund for the next $1 billion and 0.35% of Average Daily Managed Assets of the Fund for over $2 billion, and provides administrative services to the Fund for a monthly fee, computed and accrued daily, based on an annual rate of 0.20% of Average Daily Managed Assets of the Fund. "Average Daily Managed Assets" of the Fund means the average daily value of the total assets of the Fund less all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings constituting financial leverage).

Because the fee paid to the Adviser will be calculated on the basis of the Fund's managed assets, which include the proceeds of leverage, the dollar amount of the fees paid by the Fund to the Adviser will be higher (and the Adviser will be benefited to that extent) when leverage is utilized. The Adviser will utilize leverage only if it would result in a net benefit to the Fund shareholders after taking into account the higher fees and expenses associated with leverage (including higher management and administration fees).

The Adviser provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by the Adviser, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.

PORTFOLIO MANAGERS. The Fund's portfolio is managed by a portfolio management team. The members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are Messrs. Okada and Dougherty.

Mr. Okada has been Executive Vice President of the Adviser since March 1993and is Executive Vice President of Prospect Street(R) High Income Portfolio Inc. ("PHY") and Prospect Street(R) Income Shares Inc. ("CNN"). From July 1990 to March 1993, Mr. Okada was Manager-Fixed Income for Protective Asset Management Company, where his responsibilities included management and administration of approximately $1.3 billion in bank loan purchases, credit evaluation of fixed-income assets and quantitative analysis for special projects. Prior to July 1990, Mr. Okada was employed by Hibernia National Bank, where he most recently served as Vice President and Section Head of the Capital Markets Group and was responsible for a portfolio of $1 billion in highly leveraged transactions. Prior thereto, he was a management trainee for Mitsui Manufacturers Bank. Mr. Okada graduated with honors from UCLA with a B.S. in Economics and a B.S. in Psychology in 1984. Mr. Okada is a Chartered Financial Analyst, and is a member of the Dallas Society of Security Analysts.

Mr. Dougherty is a Portfolio Manager at the Adviser and heads the Adviser's retail funds effort. In this capacity, Mr. Dougherty oversees investment decisions for the retail funds, alongside several other portfolio managers, and manages the team dedicated to their day-to-day administration. He also serves as a Director, Chairman and Senior Vice President of PHY and CNN. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for the Adviser from 1998 to 1999. As a Portfolio Analyst, Mr. Dougherty also helped follow companies within the chemical, retail, supermarket and restaurant sectors. Prior to joining the Adviser, Mr. Dougherty served as an Investment Analyst with Sandera Capital Management from 1997 to 1998. Formerly, he was a Business Development Manager at Akzo Nobel from 1994 to 1996 and a Senior Accountant at Deloitte and Touche, LLP from 1992 to 1994. He received a BS in Accounting from Villanova University and an MBA from Southern Methodist University. Mr. Dougherty is a Chartered Financial Analyst and a Certified Public Accountant.

LEGAL PROCEEDINGS. Columbia, Columbia Funds Distributor, Inc. ("CFD"), certain of their affiliates and the Fund (collectively, "the Columbia Group"), have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds as well as other industry wide issues.

On February 24, 2004, the SEC filed a civil complaint in the United States District Court for the District of Massachusetts against Columbia and CFD, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against Columbia and CFD alleging that Columbia and CFD had violated certain New York anti-fraud statutes. On March 15, 2004, Columbia and CFD entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. In a separate agreement with the NYAG, the Columbia Group and its affiliate Bank of America Capital Management, LLC have agreed to collectively reduce mutual fund fees by $160 million over a five-year period.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of Fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the Fund.

In connection with the events described in detail above, various parties have filed suit against certain funds (including the Fund), their Boards and/or FleetBoston (and affiliated entities). More than 300 cases (including those filed against entities unaffiliated with the funds, their Boards and/or FleetBoston and its affiliated entities) have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland. Recently, certain Columbia fund and affiliated entities and the Fund have been named as defendants in several derivative actions under various sections of the 1940 Act, alleging, among other things, that the fees and expenses paid by those funds are excessive. The funds and the other defendants to these actions, including Columbia and various affiliates, certain other mutual funds advised by Columbia and its affiliates, and various directors of such funds and the Fund have denied these allegations and are contesting the plaintiffs' claims. These suits and certain regulatory investigations are ongoing, however, based on currently available information, Columbia believes that these lawsuits are without merit, and that the likelihood they will have a material adverse impact on the Fund is remote.

TRANSFER AGENT. PFPC Inc. (the "Transfer Agent"), 760 Moore Road, King of Prussia, Pennsylvania 19406, is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records. Under a separate agreement, the Transfer Agent also provides certain fund accounting services to the Fund. Prior to October 18, 2004, Columbia Fund Services, Inc. provided transfer agency services to the Fund.

DISTRIBUTOR. Fund shares are offered for sale through PFPC Distributors, Inc. , 760 Moore Road, King of Prussia, Pennsylvania 19406.

ADMINISTRATOR. Highland also serves as the Fund's administrator, providing oversight and monitoring services. Pursuant to a sub-administration agreement with PFPC Inc. (the "Sub-Administrator"), the Sub-Administrator prepares and performs regulatory filings, assists with meetings of the Fund's Board of Trustees (the "Board"), coordinates service provider relationships, and provides other administrative services.

CUSTODIAN. PFPC Trust Company (the "Custodian"), 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153, is the custodian of the Fund. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold.

                                HOW TO BUY SHARES

Your financial advisor, broker or other financial intermediary ("financial advisor") can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated NAV. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The Fund has authorized one or more financial advisors to receive on its behalf purchase and redemption orders. These financial advisors are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized financial advisor or its authorized designee receives the order. Customer orders will be priced at the Fund's NAV next computed after they are received by an authorized financial advisor or its authorized designee and accepted by the Fund. Investors may be charged a fee if they effect a transaction in Fund shares through either a financial advisor or its authorized designee.

The USA Patriot Act may require the Fund, an authorized financial advisor or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide the information, it may not be possible to open your account. If the Fund, authorized financial advisor or authorized designee is unable to verify your customer information, it reserves the right to close your account or to take such other steps as it deems reasonable.


Outlined below are various options for buying shares:

--------------------------------------------------------------------------------

METHOD                 INSTRUCTIONS
--------------------------------------------------------------------------------
Through your           Your financial advisor can help you establish your
financial advisor      account and buy Fund shares on your behalf. To receive
                       the current trading day's price, your financial advisor
                       must receive your request prior to the close of regular
                       trading on the NYSE, usually 4:00 p.m. Eastern time. Your
                       financial advisor may charge you fees for executing the
                       purchase for you.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
By check               For new accounts, send a completed application and check
(new account)          made payable to the Fund to the Transfer Agent, PFPC
                       Inc., P.O. Box 9840, Providence, RI 02940-8040.
--------------------------------------------------------------------------------
By check               For existing accounts, fill out and return the additional
(existing account)     investment stub included in your account statement, or
                       send a letter of instruction including the Fund name and
                       account number with a check made payable to the Fund to
                       PFPC Inc., P.O. Box 9840, Providence, RI 02940-8040.
--------------------------------------------------------------------------------
By exchange            You or your financial advisor may acquire shares of the
                       Fund for your account by exchanging shares you own in
                       Highland Floating Rate Fund for shares of the same class
                       of the Fund at no additional cost. You can also exchange
                       shares in the RBB Money Market Fund (the "Money Market
                       Fund") for Fund shares. To exchange by telephone, call
                       1-877-665-1287.
--------------------------------------------------------------------------------
By wire                You may purchase shares of the Fund by wiring money from
                       your bank account to your Fund account. To wire funds to
                       your Fund account, call 1-877-665-1287 for wiring
                       instructions.
--------------------------------------------------------------------------------
By electronic          You may purchase shares of the Fund by electronically
funds transfer         transferring money from your bank account to your Fund
                       account by calling 1-877-665-1287. An electronic funds
                       transfer may take up to two business days to settle and
                       be considered in "good form." You must set up this
                       feature prior to your telephone request. Be sure to
                       complete the appropriate section of the application.
--------------------------------------------------------------------------------
Automatic              You may make monthly or quarterly investments
investment plan        automatically from your bank account to your Fund
                       account. You may select a pre-authorized amount to be
                       sent via electronic funds transfer. Be sure to complete
                       the appropriate section of the application for this
                       feature.
--------------------------------------------------------------------------------

INVESTMENT MINIMUMS
         Initial Investment ............................     $2,500
         Subsequent Investments ........................     $   50
         Automatic Investment Plan .....................     $   50
         Retirement Plans ..............................     $   25

The Fund reserves the right to change the investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interests of the Fund and its shareholders.

                             MULTIPLE SHARE CLASSES

CHOOSING A SHARE CLASS. The Fund offers three classes of shares in this Prospectus--Class A, B and C. Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Purchases of $1 million or more can be made only in Class A shares. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other eligible investors, which are made available through a separate prospectus.

SALES CHARGES. You may be subject to an initial sales charge when you purchase shares or a CDSC when you offer your shares for repurchase. These sales charges are described below. In certain circumstances, the sales charges may be waived, as described below and in the SAI.

CLASS A SHARES. Your purchases of Class A shares are made at the public offering price for these shares. This price includes a sales charge that is based on the amount of your initial investment when you open your account. The sales charge you pay on an additional investment is based on the total amount of your additional purchase and the current value of your account. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. A portion of the sales charge is paid as a commission to your financial advisor on the sale of Class A shares. The amount of the sales charge differs depending on the amount you invest as shown in the table below.


                                       AS A % OF                  % OF OFFERING
                                       THE PUBLIC    AS A % OF    PRICE PAID TO
                                        OFFERING      YOUR NET      FINANCIAL
AMOUNT INVESTED                          PRICE       INVESTMENT      ADVISOR
Less than $100,000                        3.50          3.63          3.25
$100,000 to less than $500,000            2.25          2.30          2.00
$500,000 to less than $1,000,000          1.25          1.27          1.00
$1,000,000 or more*                       0.00          0.00          0.00

----------
* Class A shares bought without an initial sales charge in accounts aggregating $1 million to $25 million at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 18 months of the time of purchase. Subsequent Class A share purchases that bring your account value above $1 million (but less than $25 million) are subject to a CDSC if redeemed within 18 months of the date of purchase. The 18-month period begins on the first day of the month in which the purchase was made. The CDSC does not apply to retirement plans purchased through a fee-based program.


CLASS A SHARES. For Class A share purchases of $1 million or more, financial advisors receive a cumulative commission from the Distributor as follows:

AMOUNT PURCHASED                                           COMMISSION%
Less than $3 million                                          1.00
$3 million to less than $5 million                            0.80
$5 million to less than $25 million                           0.50
$25 million or more                                           0.25

----------
The commission to financial advisors for Class A share purchases of $25 million or more is paid over 12 months but only to the extent the shares remain outstanding.

For Class A share purchases by participants in certain group retirement plans offered through a fee-based program, financial advisors receive a 1.00% commission from the Distributor on all purchases of less than $3 million.


REDUCED SALES CHARGES FOR LARGER INVESTMENTS. You may pay a lower sales charge when purchasing Class A shares through RIGHTS OF ACCUMULATION. If the combined value of the Fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, reaches a sales charge discount level (according to the above chart), your current purchase will receive the lower sales charge provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders. You may also pay a lower sales charge when purchasing Class A shares by signing a STATEMENT OF INTENT within 90 days of your purchase. By doing so, you would be able to pay the lower sales charge on all purchases by agreeing to invest a total of at least $100,000 within 13 months. If your Statement of Intent purchases are not completed within 13 months, you will be charged the applicable sales charge on the amount you had invested to that date. Upon request, a Statement of Intent may reflect purchases within the previous 90 days. In addition, certain other investors may purchase shares at a reduced sales charge or NAV, which is the value of a Fund share excluding any sales charges. See the SAI for a description of these situations.

CLASS B SHARES. Your purchases of Class B shares are at Class B's NAV. Class B shares have no front-end sales charge, but they do carry a CDSC that is imposed only on shares sold prior to the elimination of the CDSC as shown in the chart below. The CDSC generally declines each year and eventually disappears over time. Class B shares automatically convert to Class A shares after eight years. The Distributor pays your financial advisor an up-front commission of 3.25% on sales of Class B shares.


                                                           % DEDUCTED WHEN
               HOLDING PERIOD AFTER PURCHASE               SHARES ARE SOLD
               Through first year                               3.25
               Through second year                              3.00
               Through third year                               2.00
               Through fourth year                              1.50
               Through fifth year                               1.00
               Longer than five years                           0.00

CLASS C SHARES. Your purchases of Class C shares are at Class C's NAV. Although Class C shares have no front-end sales charge, they carry a CDSC of 1.00% that is applied to shares sold within the first year after they are purchased. After holding shares for one year, you may sell them at any time without paying a CDSC. Class C shares do not convert into Class A shares. The Distributor pays your financial advisor an up-front commission of 1.00% on sales of Class C shares.

DISTRIBUTION AND SERVICE FEES. In addition to a CDSC, each Class of shares is authorized under a distribution plan ("Plan") to use the assets attributable to a class to finance certain activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, B, and C shares and the services provided to you by your financial advisor. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act to permit it to have a multi-class structure, CDSCs and distribution and service fees.

Under the Plan, distribution and service fees paid by the Fund to the Distributor may equal up to an annual rate of 0.35% of average daily net assets attributable to Class A shares, 0.70% of average daily net assets attributable to Class B shares, and 0.85% of average daily net assets attributable to Class C shares, respectively. The Distributor may pay all or a portion of these fees to financial advisors whose clients own shares of the Fund. Since the distribution and service fees are payable regardless of the Distributor's expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares.

The Trustees believe that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the Trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees.

CONTINGENT DEFERRED SALES CHARGES (CDSCs). As described above, certain investments in Class A, B and C shares are subject to a CDSC. You will pay the CDSC only on shares you offer for repurchase within the prescribed amount of time after purchase. The CDSC for Class B shares declines each year until there is no charge for shares repurchased. The CDSC is applied to the NAV at the time of purchase or repurchase, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to a CDSC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to a CDSC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the CDSC. In certain circumstances, CDSCs may be waived, as described in the SAI.

CONVERSION FEATURE. Class B shares will automatically convert to Class A shares after eight years, and after that date converted shares will no longer be subject to the distribution fees applicable to Class B shares. Conversion will be on the basis of the relative NAVs per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from asset-based distribution expenses applicable to such shares at such time as the Class B shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares.

HOW TO EXCHANGE SHARES. Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for shares of the same share class (and in some cases, certain other classes) of Highland Floating Rate Fund at NAV. You can also exchange your shares for those of the Money Market Fund. The minimum to open an account in the Money Market Fund is $1,000, and subsequent investments must be at least $100. Call 1-877-665-1287 for the Money Market Fund prospectus and read it carefully before investing. Fund shareholders will not be able to participate in this exchange privilege at any time other than in connection with a Repurchase Offer. If your shares are subject to a CDSC, you will not be charged a CDSC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC will be the CDSC of the original fund. No CDSC is charged when you exchange your shares into the Money Market Fund; however, the applicable CDSC will be imposed when shares are redeemed from the Money Market Fund. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in the Money Market Fund.

Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. The Fund may terminate your exchange privilege if the Adviser determines that your exchange activity is likely to adversely impact its ability to manage the Fund. To exchange by telephone, call 1-877-665-1287. Please have your account and taxpayer identification number available when calling.

                           PERIODIC REPURCHASE OFFERS

The Board has adopted share repurchase policies as fundamental policies. These policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act), provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the NAV per share determined as of the close of regular trading on the NYSE on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.

REPURCHASE PROCEDURE. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on or about the 15th day in each of the months of February, May, August and November, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash prior to the Repurchase Payment Deadline.

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails risks and costs. (See "Borrowing") The Fund may also sell Senior Loans to meet repurchase obligations which may adversely affect the market for Senior Loans and reduce the Fund's value.

REPURCHASE AMOUNTS. The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. The Fund may, however, accept all shares offered for repurchase by shareholders who own less than 100 shares and who offer all their shares, before accepting on a pro rata basis shares offered by other shareholders. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the Repurchase Offer.

NOTICES TO SHAREHOLDERS. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the NAV of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

REPURCHASE PRICE. The current NAV of the shares is computed daily. The Fund's Board of Trustees has determined that the time at which the NAV will be computed will be as of the close of regular trading on the NYSE. You may call 1-877-665-1287 to learn the NAV per share. The notice of the Repurchase Offer will also provide information concerning the NAV per share, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the Repurchase Offer.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

LIQUIDITY REQUIREMENTS. The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline. The Board of the Fund has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

                                 NET ASSET VALUE

The purchase or redemption price of Fund shares is generally the NAV per share, except for Class A share purchases, which are purchased at the public offering price. The Fund determines the NAV of each class of its shares as of the close of regular trading on the NYSE (normally 4:00 p.m., Eastern time) by dividing the difference between the values of each class' assets less its liabilities by the number of that class' shares outstanding. NAV will not be determined on days when the NYSE is closed unless, in the judgment of the Board, the NAV should be determined on any such day, in which case the determination will be made at 4:00 p.m., Eastern time.

The value of the Fund's assets is based on the current market value of its investments. For securities with readily available market quotations, the Fund uses those quotations for pricing. When portfolio securities are traded on the relevant day of valuation, the valuation will be the last reported sale price on that day. If there are no such sales on that day, the security will be valued at the mean between the most recently quoted bid and asked prices from principal market maters. Securities without a sale price or bid and ask quotations on the valuation day will be priced by an independent pricing service. If securities do not have readily available market quotations or pricing service prices, including circumstances under which such are determined not to be accurate or current (including when events materially affect the value of securities occurring between the time when market price is determined and calculation of the Fund's net asset value), such securities are valued at their fair value, as determined in good faith in accordance with procedures established by the Fund's Board of Trustees. In these cases, the Fund's net asset value will reflect the affected portfolio securities' value as determined in the judgment of the Board of Trustees or its designee instead of being determined by the market. Using a fair value pricing methodology to price securities may result in a value that is different from a security's most recent sale price and from the prices used by other investment companies to calculate their net asset values. There can be no assurance that the Fund's valuation of a security will not differ from the amount that it realizes upon the sale of such security.

                         DISTRIBUTIONS AND INCOME TAXES

DISTRIBUTIONS. Income dividends, if any, are declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (I.E., from the date the payment for the purchase order is received to the day before the repurchase settles).

Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) receive dividends in cash and reinvest capital gains; or (3) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.

The Fund is authorized to borrow money subject to certain restrictions. (See "How the Fund Invests") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.

INCOME TAXES. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Code and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the SAI.

Your distributions will be taxable to you whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid on December 31 in the prior calendar year.

You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are "qualified dividend income" (as defined in the Code) eligible for a reduced rate of tax. Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.

You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.

If you offer all of your shares for repurchase pursuant to a Repurchase Offer (and you do not own any other shares pursuant to attribution rules contained in the Code), you may realize a taxable gain or loss depending upon your basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if you acquire other shares of the Fund within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who offer all of their shares for repurchase as described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his or her shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.

BACKUP WITHHOLDING. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder, generally distribution payments and redemption proceeds. Backup withholding may be required if:

o the shareholder fails to furnish its properly certified Social Security or other tax identification number;

o the shareholder fails to certify that its tax identification number is correct or that it is not subject to backup withholding due to the underreporting of certain income; or

o the Internal Revenue Service ("IRS") informs the Fund that the shareholder's tax identification number is incorrect.

These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                     ORGANIZATION AND DESCRIPTION OF SHARES

The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust") dated June 8, 1999, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its Trustees. The Fund offers four classes of shares -- Class A, Class B, Class C and Class Z. Class Z shares are offered through a separate prospectus to eligible investors.

Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, Trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

DIVIDENDS, VOTING AND LIQUIDATION RIGHTS. Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.


ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Fund's Board of Trustees then in office and at least three-fourths of the Independent Trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.

The Board has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

STATUS OF SHARES. The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.

As of November 30, 2004, the following shares of the Fund were outstanding:

                                                                   (3)                        (4)
                                        (2)                  AMOUNT HELD BY           AMOUNT OUTSTANDING
            (1)                       AMOUNT                  FUND FOR ITS            EXCLUSIVE OF AMOUNT
      TITLE OF CLASS                AUTHORIZED                   ACCOUNT                SHOWN UNDER (3)
----------------------------------------------------------------------------------------------------------
          Class A                    Unlimited                      0                   20,539,241.695
          Class B                    Unlimited                      0                   10,465,582.923
          Class C                    Unlimited                      0                   23,945,886.854
          Class Z                    Unlimited                      0                    4,849,508.026

                               SHAREHOLDER REPORTS

The Fund issues reports to its shareholders annually and semi-annually that include financial information.

                              FINANCIAL STATEMENTS

The Fund will furnish without charge, when available, copies of its Annual Report and any subsequent Semi-Annual Report to shareholders upon request to the Fund, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, or by telephone toll-free at 1-877-665-1287.

                              TABLE OF CONTENTS OF
                       STATEMENT OF ADDITIONAL INFORMATION

                                                                            PAGE
The Fund...................................................................... 2
Investment Policies........................................................... 2
Portfolio Investments and Strategies.......................................... 2
Investment Restrictions....................................................... 6
Repurchase Offer Fundamental Policy........................................... 7
Management ................................................................... 8
Financial Statements..........................................................13
Control Persons and Principal Shareholders.............. .....................14
Investment Advisory and Other Services........................................14
Distributor...................................................................15
Transfer Agent................................................................16
Custodian.....................................................................16
Independent Registered Public Accounting Firm.................................17
Programs for Reducing or Eliminating Sales Charges............................17
Portfolio Transactions........................................................19
Additional Income Tax Considerations..........................................19
Appendix - Ratings Categories.................................................21

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

HIGHLAND FLOATING RATE ADVANTAGE FUND
Prospectus, January 1, 2005

CLASS Z SHARES

Advised by Highland Capital Management, L.P.

--------------------------------------------------------------------------------

TABLE OF CONTENTS

Prospectus Summary ............................................................3

Fund Expenses .................................................................9

Financial Highlights .........................................................11

The Fund .....................................................................12

Use of Proceeds ..............................................................12

Investment Objective and Policies ............................................12

How the Fund Invests .........................................................13

Principal Risks ..............................................................20

Other Investment Practices ...................................................26

Management ...................................................................29

How to Buy Shares ............................................................32

Eligible Investors ...........................................................33

Multiple Share Classes .......................................................33

Periodic Repurchase Offers ...................................................34

Net Asset Value ..............................................................36

Distributions and Income Taxes ...............................................36

Organization and Description of Shares .......................................38

Shareholder Reports ..........................................................40

Financial Statements .........................................................40

Statement of Additional Information
Table of Contents ....................................................Back Cover

This Prospectus sets forth concisely the information that a prospective investor should know before investing in Class Z shares of Highland Floating Rate Advantage Fund (the "Fund"). Please read and retain this Prospectus for future reference. A Statement of Additional Information ("SAI") regarding the Fund dated January 1, 2005, has been filed with the Securities and Exchange Commission (the "SEC"), and can be obtained without charge by calling 1-877-665-1287. A table of contents to the SAI is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire SAI (together with any supplement to it). The SAI and other related materials are available at the SEC's internet web site (http:// www.sec.gov).


Only eligible investors may purchase Class Z shares. See "Eligible Investors" for more information.


Although these securities have been registered with the SEC, the SEC has not approved or disapproved any shares offered in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                                                Not FDIC Insured
                                                                  May Lose Value
                                                               No Bank Guarantee

                                 PRIVACY POLICY

We recognize and respect your privacy expectations, whether you are a visitor to our web site, a potential shareholder, a current shareholder or even a former shareholder.

COLLECTION OF INFORMATION. We may collect nonpublic personal information about you from the following sources:

o ACCOUNT APPLICATIONS AND OTHER FORMS, which may include your name, address and social security number, written and electronic correspondence and telephone contacts;

o WEB SITE INFORMATION, including any information captured through our use of "cookies"; and

o ACCOUNT HISTORY, including information about the transactions and balances in your accounts with us or our affiliates.

DISCLOSURE OF INFORMATION. We may share the information we collect (described above) with our affiliates. We may also disclose this information as otherwise permitted by law. We do not sell your personal information to third parties for their independent use.

CONFIDENTIALITY AND SECURITY OF INFORMATION. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed.

                                   ----------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THE FUND HAS NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE FUND IS NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   ----------

                               PROSPECTUS SUMMARY

This is only a summary. You should review the more detailed information contained in this Prospectus and in the SAI. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program.

FUND. This Prospectus applies to the offering of Class Z shares of Highland Floating Rate Advantage Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund is authorized to issue an unlimited number of common shares and, as of January 1, 2005, has registered 23,123,000 Class Z shares. The Fund does not plan to register additional shares at this time.

The Fund does not intend to list its shares on any national securities exchange. SHARES OF THE FUND HAVE NO HISTORY OF PUBLIC TRADING AND THERE IS NOT EXPECTED TO BE ANY SECONDARY TRADING MARKET IN THE SHARES. An investment in the shares should be considered illiquid. (See "Principal Risks")

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS, INCLUDING THE POSSIBLE LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT INVESTED, RISKS ASSOCIATED WITH LEVERAGE AND RISKS ASSOCIATED WITH SECURITIES RATED BELOW INVESTMENT GRADE (OFTEN REFERRED TO AS "JUNK" DEBT). (SEE "PRINCIPAL RISKS")

INVESTMENT OBJECTIVE. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT POLICIES. The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of interests in adjustable senior rate loans, the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates ("Senior Loans"), to corporations, partnerships and other entities ("Borrowers") that operate in a variety of industries and geographic regions (including domestic and foreign entities). The Fund may invest in Senior Loans of domestic or foreign Borrowers (so long as Senior Loans to foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Senior Loans are business loans that have a right to payment senior to most other debts of the Borrower. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions (the "Lenders") represented in each case by one or more such Lenders acting as agent (the "Agent") of the several Lenders. On behalf of the Lenders, the Agent is primarily responsible for negotiating the loan agreement ("Loan Agreement") that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the Lenders. Senior Loans in which the Fund will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Fund may invest in participations ("Participations") in Senior Loans, may purchase assignments ("Assignments") of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan ("Primary Lender").

Senior Loans often are secured by specific assets of the Borrower, although the Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any collateral. The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk" debt.

The Fund's policy of acquiring interests in floating or variable rate Senior Loans is to minimize the fluctuations in the Fund's net asset value ("NAV") as a result of changes in interest rates. However, the Fund is not a money market fund, and its NAV will fluctuate.


During normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Fund's investments in Senior Loans.


Any amount less than 25% of the Fund's total assets (taken at market value at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund invests at these levels because it regards the issuers of Senior Loans in which the Fund may invest to include the Borrower, as well as any Agent that administers the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. Accordingly, the Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries.

The Fund may borrow money in an amount up to 331/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund may borrow for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing.

PRINCIPAL RISKS. You should consider the following risk considerations before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" for more detailed information.

NON-PAYMENT. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the NAV of the Fund.

BELOW INVESTMENT GRADE SECURITIES. The Fund may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade or where Borrowers have outstanding debt rated below investment grade, or in comparable unrated securities. Securities rated below investment grade are commonly referred to as high-yield debt or "junk debt". They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. Investments in high-yield Senior Loans may result in greater NAV fluctuation than if the Fund did not make such investments.

INTEREST RATE. The Fund's NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed- rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Fund's portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Fund's exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the Senior Loans in its portfolio are reset.

SENIOR LOANS. The risks associated with Senior Loans are similar to the risks of "junk" debt, although Senior Loans are typically senior and secured in contrast to other below investment grade securities, which are often subordinated and unsecured. Senior Loans' higher standing in an issuer's capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate. The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers.

RESTRICTIONS ON RESALE. Senior Loans may not be readily marketable and may be subject to restrictions on resale. As a result, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted.


ONGOING MONITORING. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.


BORROWING. The Fund is authorized to borrow money in an amount up to 331/3% of the Fund's total assets (after giving effect to the amount borrowed). The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case, and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for payment to shareholders.

REPURCHASE OFFERS. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange. Under limited circumstances, and only pursuant to specified regulatory requirements, the Fund may suspend or postpone a quarterly repurchase offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

CLOSED-END FUNDS. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.


LEGISLATION; RESTRICTIONS. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected.


FINANCIAL SERVICES INDUSTRY CONCENTRATION. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments financial services companies can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.

INVESTMENTS IN NON-U.S. ISSUERS. Investment in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Fund invests a significant portion of its non-U.S. investments in one region or in the securities of emerging market issuers. These risks may include that non-U.S. issuers may be subject to less rigorous disclosure, accounting standards and regulatory requirements; smaller, less liquid and more volatile markets where Highland Capital Management L.P. ("Highland" or the "Adviser") may not be able to sell the Fund's investments at times, in amounts and at prices it considers reasonable; the economies of non-U.S. issuers may grow at slower rates than expected; and withholdings and other non-U.S. taxes may decrease the Fund's return.

INVESTMENTS IN EQUITY SECURITIES. To the extent that the Fund invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's NAV, which will fluctuate as the value of the securities held by the Fund changes.

PREPAYMENT. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund's shares.

LIMITED INFORMATION. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Fund is more dependent on the analytical ability of the Adviser than other funds which may be able to rely on more publicly available information.

NON-DIVERSIFICATION. The Fund is not subject to the general limitations under the Investment Company Act of 1940, as amended (the "1940 Act"), that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

OTHER PRACTICES. The Fund may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."

AFFILIATION RISK. Due to Highland's affiliation with Heritage Bank, the Fund may be unable to purchase certain Senior Loans in which Heritage Bank participates (as Agent or Lender or buyer or seller in the secondary market), because of regulatory restrictions. Highland does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.

CLASSES OF SHARES. The Fund also offers three additional classes of shares - Class A, B and C shares are available through a separate prospectus. Each share class has its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. In general, anyone who is eligible to purchase Class Z shares, which do not incur Rule 12b-1 fees or sales charges, should do so in preference over other classes.

The Fund has received exemptive relief from the SEC with respect to the Fund's distribution fee arrangements, CDSCs and multi-class structure. As a condition of such relief, the Fund will be required to comply with regulations that would not otherwise be applicable to the Fund.

PERIODIC REPURCHASE OFFERS. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at NAV (`Repurchase Offers"). Such repurchase offers are each referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on or about the 15th day (or the next business day if the 15th is not a business day) in the months of February, May, August, and November. It is anticipated that normally the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date") will be the same date as the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange (the "NYSE") on such date. The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. Repurchase proceeds will be paid to shareholders no later than seven days after the Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline". (See "Periodic Repurchase Offers")

DISTRIBUTIONS. Income dividends are normally declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.

DISTRIBUTOR. PFPC Distributors, Inc. (the "Distributor") is the Fund's principal underwriter.

MINIMUM INVESTMENT. The minimum initial investment is $2,500 ($25 for individual retirement accounts), and the minimum subsequent investment is $50. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.

                                  FUND EXPENSES

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.


SHAREHOLDER TRANSACTION EXPENSES(1)
Sales Load Imposed (as a percentage of offering prices)                    None
Sales Load Imposed on Reinvested Dividends ..............................  None
Contingent Deferred Sales Charge ........................................  None
Exchange Fee ............................................................  None
ANNUAL EXPENSES (as a percentage of average net assets)(2)
Management Fees (3)                                                        0.75%
Distribution and Service Fees  ..........................................  0.00%
Interest Payments and Commitment Fees on Borrowed Funds (4) .............  0.43%
Other Expenses (4)(5)(6) ................................................  0.21%
                                                                           ----
Total Annual Expenses (5) ...............................................  1.39%
                                                                           ----
----------
(1) Financial advisors may independently charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.

(2) Figures assume the Fund borrows an amount representing 331/3% of the Fund's total assets (including the proceeds of such borrowing but not reflecting the amount of the liability of the borrowing). If the Fund does not utilize any leverage and does not maintain a Revolving Credit and Security Agreement with Citicorp North America, Inc., the Fund estimates that annual operating expenses would be approximately as follows:

Management Fees (3) .....................................................  0.65%
Distribution and Service Fees ...........................................  0.00%
Interest Payments and Commitment Fees on Borrowed Funds .................  0.00%
Other Expenses (5) ......................................................  0.21%
                                                                           ----
Total Annual Expenses (5) ...............................................  0.86%
                                                                           ----

(3) Management fees include both the management fee and the administrative fee charged to the Fund. Without giving effect to the assumed level of leverage, the Adviser receives an annual management fee of 0.45% and an administrative fee of 0.20% from the Fund. Giving effect to the assumed level of leverage, the Adviser receives a management fee of 0.52% and an administration fee of 0.23%.

(4)   Based on actual payments from the last fiscal year.

(5) The Adviser has voluntarily agreed to reimburse the Fund for its ordinary operating expenses to the extent that such expenses exceed 0.15% (exclusive of management fees, administrative fees, brokerage commissions, taxes, distribution and service fees, leverage expenses and extraordinary expenses, if any). After such reimbursement, other expenses would be 0.15% and total annual expenses, with and without leverage, would be 1.33% and 0.80%, respectively. This arrangement may be modified or terminated by the Adviser at any time. Any such reimbursement will lower the overall expense ratio and increase its overall return to investors.

(6) Other expenses have been restated to reflect a change in the Fund's service providers effective October 18, 2004.

EXPENSE EXAMPLE. This Example helps you compare the cost of investing in the Fund to the cost of investing in other investment companies. The Example assumes that (i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.

CLASS*                             1 YEAR     3 YEARS     5 YEARS     10 YEARS
------                             ------     -------     -------     --------
Class Z                             $14         $44         $76         $167

* The table assumes leverage representing 331/3% of the Fund's total assets. In the event that the Fund does not utilize any leverage, an investor would pay the following expenses based on the assumptions in the Example:

CLASS                              1 YEAR     3 YEARS     5 YEARS     10 YEARS
-----                              ------     -------     -------     --------
Class Z                              $9         $27         $48         $106

                              FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance for Class Z shares. The Fund's fiscal year runs from September 1 to August 31, unless otherwise indicated. Certain information reflects financial results for a single Class Z share. This information has been derived from the Fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, whose report, along with this information appears in the Fund's annual report. To request the Fund's annual report, please call 1-877-665-1287.

On April 15, 2004, Highland Capital Management, L.P. replaced Columbia Management Advisors, Inc. ("Columbia") as investment adviser to the Fund.

                                                                                                                         PERIOD
                                                                                                                          ENDED
                                                                         YEAR ENDED AUGUST 31,                          AUGUST 31,
CLASS Z SHARES                                         2004               2003           2002               2001         2000 (a)
------------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD                     $ 11.22         $10.48        $ 11.74            $ 12.08         $12.00
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS :
     Net investment income                                  0.59(b)        0.78(b)        0.86(b)(c)         1.14(b)        0.67
     Net realized and unrealized gain (loss) on
       investments                                          0.90           0.81          (1.25)(c)          (0.31)          0.05
------------------------------------------------------------------------------------------------------------------------------------
Total from Investment Operations                            1.49           1.59          (0.39)              0.83           0.72
------------------------------------------------------------------------------------------------------------------------------------
LESS DISTRIBUTIONS DECLARED TO SHAREHOLDERS :
     From net investment income                            (0.63)         (0.85)         (0.87)             (1.17)         (0.64)
     From net realized gains                                  --             --             --                 --(d)          --
------------------------------------------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders               (0.63)         (0.85)         (0.87)             (1.17)         (0.64)
------------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF PERIOD                           $ 12.08         $11.22        $ 10.48            $ 11.74         $12.08
------------------------------------------------------------------------------------------------------------------------------------

TOTAL RETURN (e)(f)                                        13.52%         15.95%         (3.53)%             7.17%          6.11%(g)

RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA :
     Operating expenses (h)                                 0.94%          1.03%          1.03%              1.02%          0.66%(i)
     Interest and commitment fees expenses                  0.40%          0.73%          0.99%              2.04%          1.91%(i)
     Net expenses (h)                                       1.34%          1.76%          2.02%              3.06%          2.57%(i)
     Net investment income (h)                              4.93%          7.21%          7.60%(c)           9.59%          9.84%(i)
     Waiver/reimbursement                                   0.18%          0.36%          0.32%              0.32%          1.41%(i)
     Portfolio turnover rate                                 110%            90%            98%                65%             8%(g)

Net assets, end of period (000's)                        $53,049         $5,178        $   140            $ 2,850         $2,656

----------
(a)   The Fund commenced investment operations on January 13, 2000.

(b) Per share data was calculated using average shares outstanding during the period.

(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01. The impact to the ratio of net investment income to average net assets was less than 0.01%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d)   Rounds to less than $0.01.

(e)   Total return at NAV assuming all distributions are reinvested.

(f) Had the investment adviser not waived or reimbursed a portion of expenses, total return would have been reduced.

(g)   Not annualized.

(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i)   Annualized.

                                    THE FUND

The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on June 8, 1999. The Fund is engaged in a continuous public offering of its shares at the next determined NAV per share. The Fund's principal office is located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, and its telephone number is 1-877-665-1287

                                 USE OF PROCEEDS

The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. The Fund's actual investment timetable will depend on the availability of Senior Loans and other market conditions. Pending investment by the Fund, the proceeds may be invested in high quality, short-term securities, and to the extent there is a significant amount of proceeds so invested, the Fund may not achieve its objective during this time.

                        INVESTMENT OBJECTIVE AND POLICIES

INVESTMENT OBJECTIVE. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees of the Fund can change it without shareholder approval.

Although the Fund's NAV per share will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's NAV per share as a result of changes in interest rates. The Fund's NAV may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Fund invests.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective.

POLICIES. The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) (either as a Primary Lender or as a purchaser of an Assignment or Participation) in interests in Senior Loans of domestic or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars) that operate in a variety of industries and geographic regions. Although most Senior Loans are collateralized, the Fund may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.

The Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry. (See "Fundamental Restrictions and Policies")

During normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and junior debt securities acquired in connection with the Fund's investments in

Senior Loans. Such high quality, short-term securities may include commercial paper rated at least BBB, A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") (or if unrated, determined by the Adviser to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, but determined by the Adviser to be of comparable quality), certificates of deposit ("CDs") and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.


                              HOW THE FUND INVESTS

SENIOR LOANS. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.


It is anticipated that the proceeds of the Senior Loans in which the Fund will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk" debt), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as "junior debt securities." Senior Loans generally are secured by specific collateral.

To the extent that the Fund invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Fund will not enjoy the benefits associated with collateralization with respect to such Senior Loans, and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Fund may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Fund's net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Fund may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In some instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.

Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Adviser will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Fund's investment portfolio. When the Fund holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund, and such Lenders will not consider the interests of the Fund in connection with their votes.

Senior Loans in which the Fund will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally are the prime or base lending rate ("Prime Rate") offered by one or more major U.S. banks or other standard lending rates used by commercial lenders, such as the London InterBank Offered Rate ("LIBOR") or the CD rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.

PARTICIPATIONS, ASSIGNMENTS AND PRIMARY LENDER TRANSACTIONS .

PARTICIPATIONS.


The Fund may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders. The Fund may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Fund with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Fund has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Fund may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.


Participation by the Fund in a Lender's portion of a Senior Loan typically will result in the Fund having a contractual relationship only with such Lender, not with the Borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Fund will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Fund and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by the Adviser to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Fund. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal, and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation (I.E., it is neither highly protected nor poorly secured). The Fund ordinarily will purchase a Participation only if, at the time of purchase, the Fund believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Fund does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Fund is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Fund.

ASSIGNMENTS.

The Fund may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

PRIMARY LENDER TRANSACTIONS.

The Fund will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by the Adviser to be of comparable quality.

Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters receivership of the Federal Deposit Insurance Corporation ("FDIC"), or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other institution with respect to an Assignment interpositioned between the Fund and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Fund should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution's estate, the Fund would incur costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Fund could experience a decrease in NAV.

When the Fund is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Fund is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Fund will not act as the Agent, originator, or principal negotiator or administrator of a Senior Loan.

PORTFOLIO MATURITY. The Fund is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Fund's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest that are redetermined either daily, monthly, quarterly, semiannually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Fund's NAV as a result of changes in interest rates. The Senior Loans in the Fund's investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Senior Loans should decrease. The amount of time required to pass before the Fund will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Fund may utilize the investment practices described in this Prospectus to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Fund will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Fund will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Fund's investment portfolio may occur. Accordingly, the actual remaining maturity of the Fund's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Fund's investment portfolio. As a result of anticipated prepayments from time to time of Senior Loans in the investment portfolio, based on historical experience, the Adviser believes that the actual remaining maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

NET ASSET VALUE FLUCTUATION. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's NAV will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize fluctuations in NAV as a result of changes in interest rates. Accordingly, it may be expected that the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's NAV. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's NAV. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's NAV.

DEBT RESTRUCTURING. The Fund may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Adviser's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Fund, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Adviser's evaluation of the potential value of such securities in relation to the price that could be obtained by the Fund at any given time upon sale thereof, the Fund may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Fund will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.

BORROWER CREDIT RATINGS. The Fund may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below B-or B3 by S&P or Moody's (and unrated Senior Loans considered by the Adviser to be of comparable quality). The Fund may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk debt." The Fund will invest only in those Senior Loans with respect to which the Borrower, in the judgment of the Adviser, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Adviser will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.

FEES. The Fund may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Fund will receive these fees directly from the Borrower if the Fund is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Fund acquires an interest in a Senior Loan by way of Assignment. Whether or not the Fund receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Fund and the Lender selling such interests. When the Fund is an assignee, it may be required to pay a fee to, or forgo a portion of interest and any fees payable to it from, the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Fund based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee prior to payment thereof to the Fund. The Fund may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Fund a portion of any fees that the Fund would otherwise be entitled to.

PREPAYMENTS. Pursuant to the relevant Loan Agreement, a Borrower may be required, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, the prepayment of and subsequent reinvestment by the Fund in Senior Loans could have a materially adverse impact on the yield on the Fund's investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.

COMMITMENTS TO MAKE ADDITIONAL PAYMENTS. A Lender may have obligations pursuant to a Loan Agreement to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Fund currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Fund will not purchase interests in Senior Loans that would require the Fund to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the SAI.

BRIDGE FINANCING. The Fund may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

BORROWING. The Fund may borrow money in an amount up to 331/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund may borrow for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing.

OTHER SECURITIES. The Fund will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the relative value being given by the Fund in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Fund to minimize fluctuations in its NAV. (See "Principal Risks")

DEFENSIVE INVESTMENT POLICY. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Fund may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities subject to certain restrictions. For further discussion of the Fund's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."

FUNDAMENTAL RESTRICTIONS AND POLICIES. The Fund has adopted a number of fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the SAI. Among these fundamental restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's total assets (taken at market value at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the SAI, the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                 PRINCIPAL RISKS

You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund is a closed-end management investment company. The Fund is designed primarily for long-term investors and not as a trading vehicle.


NON-PAYMENT. Senior Loans, like other corporate debt obligations, are subject to the risk of nonpayment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the NAV of the Fund. The Fund generally will invest in collateralized Senior Loans only if the Adviser believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Fund will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") or negotiating a work out. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Bankruptcy Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.


Some Senior Loans in which the Fund may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Fund, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral.

BELOW INVESTMENT GRADE SECURITIES. Securities rated below investment grade are commonly referred to as high-yield debt or "junk debt." They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities. The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high-yield Senior Loan, and could adversely affect the NAV of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

Investments in high-yield Senior Loans may result in greater NAV fluctuation than if the Fund did not make such investments.

There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality, although the Fund does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by the Adviser to be of comparable quality).

INTEREST RATE RISK. The Fund's NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed-rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Fund's portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Fund's exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the Senior Loans in its portfolio are reset.

To the extent that changes in market rates of interest are reflected not in a change to a base rate (such as LIBOR) but in a change in the spread over the base rate, which is payable on loans of the type and quality in which the Fund invests, the Fund's NAV could be adversely affected. This is because the value of a Senior Loan is partially a function of whether the Senior Loan is paying what the market perceives to be a market rate of interest, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is generally only a temporary lag before the portfolio reflects those changes, changes in a Senior Loan's value based on changes in the market spread on Senior Loans in the Fund's portfolio may be of longer duration.

SENIOR LOAN RISK. The risks associated with Senior Loans are similar to the risks of "junk" debt, although Senior Loans are typically senior and secured in contrast to below investment grade debt securities, which are often subordinated and unsecured. Senior Loans' higher standing in an issuer's capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. In addition, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate.

The Fund's investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Moreover, any specific collateral used to secure a loan may decline in value or lose all its value or become illiquid, which would adversely affect the loan's value. Economic and other events, whether real or perceived, can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund's NAV per share to fall. The frequency and magnitude of such changes cannot be predicted.

Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although floating-rate debt instruments are less exposed to this risk than fixed-rate debt instruments. Conversely, the floating rate feature of Senior Loans means the Senior Loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Fund to invest assets at lower yields. No active trading market may exist for certain Senior Loans, which may impair the ability of the Fund to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded Senior Loans.

Although Senior Loans in which the Fund will invest will often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower's obligation in the event of a default or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations in its ability to realize the benefits of any collateral securing a Senior Loan. The Fund may also invest in Senior Loans that are not secured.

RESTRICTIONS ON RESALE. Senior Loans may not be readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Fund may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Fund invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Fund's assets will be invested in Senior Loan interests, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Fund and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Fund expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Adviser's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.

ONGOING MONITORING. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Fund normally will rely primarily on the Agent (where the Fund is a Primary Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the

Fund usually will rely on the Agent (where the Fund is a Primary Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Fund of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Adviser will also monitor these aspects of the Fund's investments and, where the Fund is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.

BORROWING. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund is authorized to borrow money for the purpose of financing long-term investments, obtaining short-term liquidity in connection with quarterly repurchase offers and for temporary, extraordinary or emergency purposes. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case, and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for payment to shareholders.

REPURCHASE OFFER RISKS. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange. Under limited circumstances, and only pursuant to specific regulatory requirements, the Fund may suspend or postpone a quarterly Repurchase Offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly Repurchase Offer.

CLOSED-END FUND RISKS. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.

LEGISLATION; RESTRICTIONS. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for affected Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of the Adviser, is not indicative of fair value. Were the Fund to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Fund could consummate such a sale might be adversely affected.

FINANCIAL SERVICES INDUSTRY CONCENTRATION. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments financial service companies can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.

INVESTMENTS IN NON-U.S. ISSUERS. The Fund's investments in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Fund invests a significant portion of its non-U.S. investment in one region or in the securities of emerging market issuers. These risks may include:

      o less information about non-U.S. issuers or markets may be available due to less rigorous disclosure, accounting standards or regulatory requirements;

      o many non-U.S. markets are smaller, less liquid and more volatile, and in a changing market, the Adviser may not be able to sell the Fund's portfolio securities at times, in amounts and at prices it considers reasonable;

      o the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; and

      o withholdings and other non-U.S. taxes may decrease the Fund's return.

Non-U.S. companies generally are not subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The trading markets for most non-U.S. securities are generally less liquid and subject to greater price volatility than the markets for comparable securities in the U.S. The markets for securities in certain emerging markets are in the earliest stages of their development. Even the markets for relatively widely traded securities in certain non-U.S. markets, including emerging market countries, may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the U.S. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity.

Economies and social and political climates in individual countries may differ unfavorably from the U.S. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, very negative effects on the economies and securities markets of certain emerging countries. Unanticipated political or social developments may also affect the values of the Fund's investments and the availability to the Fund of additional investments in such countries.

INVESTMENTS IN EQUITY SECURITIES. To the extent the Fund invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's NAV, which will fluctuate as the value of the securities held by the Fund changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

PREPAYMENT RISK. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund's shares.

LIMITED INFORMATION. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Adviser than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.

NON-DIVERSIFICATION. The Fund has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the SAI.) The Fund does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Fund intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a "regulated investment company." To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

OTHER PRACTICES. The Fund may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."

AFFILIATION RISK. Due to Highland's affiliation with Heritage Bank, the Fund may be unable to purchase certain Senior Loans in which Heritage Bank participates (as Agent or Lender or buyer or seller in the secondary market), because of regulatory restrictions. Highland does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.

                           OTHER INVESTMENT PRACTICES

The Adviser may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve special risk considerations. Although the Adviser believes that these investment practices may further the Fund's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.


STRUCTURED NOTES. The Fund may invest up to 10% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.


INTEREST RATE SWAPS AND OTHER HEDGING TRANSACTIONS. The Fund may, but is not obligated to, enter into various interest rate hedging and risk management transactions. These interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Fund may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in NAV resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Fund would employ any hedging and risk management techniques. The Fund will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Fund. The Fund will incur brokerage and other costs in connection with its hedging transactions.


The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest; (I.E., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.


In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive with respect to floating rate portfolio assets being hedged.

The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Adviser believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser's judgment about the direction or extent of the movement in interest rates is incorrect, the Fund's overall performance would be worse than if it had not entered into any such transaction. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis (I.E., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate value at least equal to the accrued excess will be maintained. If the Fund enters into a swap on other than a net basis, the Fund will maintain the full amount of its obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.


New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

"WHEN-ISSUED" AND "DELAYED-DELIVERY" TRANSACTIONS. The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Fund on such Senior Loans in connection with such purchase transactions prior to the date the Fund actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Fund may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.


REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Fund buys securities from a seller (E.G., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available liquid assets at minimal market risk, although the Fund may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the counterparty. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund's assets that may be used to participate in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS. The Fund may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed-upon price on an agreed-upon date. The Fund will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the SAI under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                                   MANAGEMENT

BOARD OF TRUSTEES AND INVESTMENT ADVISER. The Board of Trustees of the Fund has overall management responsibility for the Fund. See "Management" in the SAI for the names of and other information about the Trustees and officers of the Fund.

On April 15, 2004, Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240, began serving as the investment adviser to the Fund, and assumed overall responsibility for the management of the Fund. The Fund and the Adviser have entered into an Advisory Agreement pursuant to which the Adviser is responsible for the selection and ongoing monitoring of the Fund's investment portfolio. The Adviser provides the Fund with the personnel necessary to administer the Fund. The agreement with the Adviser can be terminated on 60 days' written notice. Organized in March 1993, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. As of November 30, 2004, the Adviser managed approximately $10.8 billion in debt securities on behalf of institutional investors and retail clients around the world. The Adviser is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. R. Joseph Dougherty and Mark Okada are the Fund's principal portfolio managers. Prior to April 15, 2004, Columbia served as the Fund's investment adviser.

FEES AND EXPENSES. The Adviser provides portfolio management services to the Fund for a monthly management fee, computed and accrued daily, based on an annual rate of 0.45% of

Average Daily Managed Assets of the Fund for the first $1 billion, 0.40% of Average Daily Managed Assets of the Fund for the next $1 billion and 0.35% of Average Daily Managed Assets of the Fund for over $2 billion, and provides administrative services to the Fund for a monthly fee, computed and accrued daily, based on an annual rate of 0.20% of Average Daily Managed Assets of the Fund. "Average Daily Managed Assets" of the Fund means the average daily value of the total assets of the Fund less all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings constituting financial leverage).

Because the fee paid to the Adviser will be calculated on the basis of the Fund's managed assets, which include the proceeds of leverage, the dollar amount of the fees paid by the Fund to the Adviser will be higher (and the Adviser will be benefited to that extent) when leverage is utilized. The Adviser will utilize leverage only if it would result in a net benefit to the Fund shareholders after taking into account the higher fees and expenses associated with leverage (including higher management and administration fees).

The Adviser provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by the Adviser, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.

PORTFOLIO MANAGERS. The Fund's portfolio is managed by a portfolio management team. The members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are Messrs. Okada and Dougherty.

Mr. Okada has been Executive Vice President of the Adviser since March 1993 and is Executive Vice President of Prospect Street(R) High Income Portfolio Inc. ("PHY") and Prospect Street(R) Income Shares Inc. ("CNN"). From July 1990 to March 1993, Mr. Okada was Manager-Fixed Income for Protective Asset Management Company, where his responsibilities included management and administration of approximately $1.3 billion in bank loan purchases, credit evaluation of fixed-income assets and quantitative analysis for special projects. Prior to July 1990, Mr. Okada was employed by Hibernia National Bank, where he most recently served as Vice President and Section Head of the Capital Markets Group and was responsible for a portfolio of $1 billion in highly leveraged transactions. Prior thereto, he was a management trainee for Mitsui Manufacturers Bank. Mr. Okada graduated with honors from UCLA with a B.S. in Economics and a B.S. in Psychology in 1984. Mr. Okada is a Chartered Financial Analyst, and is a member of the Dallas Society of Security Analysts.

Mr. Dougherty is a Portfolio Manager at the Adviser and heads the Adviser's retail funds effort. In this capacity, Mr. Dougherty oversees investment decisions for the retail funds, alongside several other portfolio managers, and manages the team dedicated to their day-to-day administration. He also serves as a Director, Chairman and Senior Vice President of PHY and CNN. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for the Adviser from 1998 to 1999. As a Portfolio Analyst, Mr. Dougherty also helped follow companies within the chemical, retail, supermarket and restaurant sectors. Prior to joining the Adviser, Mr. Dougherty served as an Investment Analyst with Sandera Capital Management from 1997 to 1998. Formerly, he was a Business Development Manager at Akzo Nobel from 1994 to 1996 and a Senior Accountant at Deloitte and Touche, LLP from 1992 to 1994. He received a BS in Accounting from Villanova University and an MBA from Southern Methodist University. Mr. Dougherty is a Chartered Financial Analyst and a Certified Public Accountant.

LEGAL PROCEEDINGS. Columbia, Columbia Funds Distributor, Inc. ("CFD"), certain of their affiliates and the Fund (collectively, "the Columbia Group"), have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds as well as other industry wide issues.

On February 24, 2004, the SEC filed a civil complaint in the United States District Court for the District of Massachusetts against Columbia and CFD, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against Columbia and CFD alleging that Columbia and CFD had violated certain New York anti-fraud statutes. On March 15, 2004, Columbia and CFD entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. In a separate agreement with the NYAG, the Columbia Group and its affiliate Bank of America Capital Management, LLC have agreed to collectively reduce mutual fund fees by $160 million over a five-year period.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of Fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the Fund.

In connection with the events described in detail above, various parties have filed suit against certain funds (including the Fund), their Boards and/or FleetBoston (and affiliated entities). More than 300 cases (including those filed against entities unaffiliated with the funds, their Boards and/or FleetBoston and its affiliated entities) have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland. Recently, certain Columbia fund and affiliated entities and the Fund have been named as defendants in several derivative actions under various sections of the 1940 Act, alleging, among other things, that the fees and expenses paid by those funds are excessive. The funds and the other defendants to these actions, including Columbia and various affiliates, certain other mutual funds advised by Columbia and its affiliates, and various directors of such funds and the Fund have denied these allegations and are contesting the plaintiffs' claims. These suits and certain regulatory investigations are ongoing, however, based on currently available information, Columbia believes that these lawsuits are without merit, and that the likelihood they will have a material adverse impact on the Fund is remote.

TRANSFER AGENT. PFPC Inc. (the "Transfer Agent"), 760 Moore Road, King of Prussia, Pennsylvania 19406, is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records. Under a separate agreement, the Transfer Agent also provides certain fund accounting services to the Fund. Prior to October 18, 2004, Columbia Fund Services, Inc. provided transfer agency services to the Fund.

DISTRIBUTOR. Fund shares are offered for sale through PFPC Distributors, Inc., 760 Moore Road, King of Prussia, Pennsylvania 19406.

ADMINISTRATOR. Highland also serves as the Fund's administrator, providing oversight and monitoring services. Pursuant to a sub-administration agreement with PFPC Inc. (the "Sub-Administrator"), the Sub-Administrator prepares and performs regulatory filings, assists with meetings of the Fund's Board of Trustees (the "Board"), coordinates service provider relationships, and provides other administrative services.

CUSTODIAN. PFPC Trust Company (the "Custodian"), 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153, is the custodian of the Fund. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold.

                                HOW TO BUY SHARES

Your financial advisor, broker or other financial intermediary ("financial advisor") can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated NAV. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The Fund has authorized one or more financial advisors to receive on its behalf purchase and redemption orders. These financial advisors are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized financial advisor or its authorized designee receives the order. Customer orders will be priced at the Fund's NAV next computed after they are received by an authorized financial advisor or its authorized designee and accepted by the Fund. Investors may be charged a fee if they effect a transaction in Fund shares through either a financial advisor or its authorized designee.

The USA Patriot Act may require the Fund, an authorized financial advisor or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide the information, it may not be possible to open your account. If the Fund, authorized financial advisor or authorized designee is unable to verify your customer information, it reserves the right to close your account or to take such other steps as it deems reasonable.

Outlined below are various options for buying shares:

--------------------------------------------------------------------------------

METHOD                  INSTRUCTIONS
--------------------------------------------------------------------------------
Through your            Your financial advisor can help you establish your
financial advisor       account and buy Fund shares on your behalf. To receive
                        the current trading day's price, your financial advisor
                        must receive your request prior to the close of regular
                        trading on the NYSE, usually 4:00 p.m. Eastern time.
                        Your financial advisor may charge you fees for executing
                        the purchase for you.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
By check                For new accounts, send a completed application and check
(new account)           made payable to the Fund to the Transfer Agent, PFPC
                        Inc., P.O. Box 9840, Providence, RI 02940-8040.
--------------------------------------------------------------------------------
By check                For existing accounts, fill out and return the
(existing account)      additional investment stub included in your account
                        statement, or send a letter of instruction including the
                        Fund name and account number with a check made payable
                        to the Fund to PFPC Inc., P.O. Box 9840, Providence, RI
                        02940-8040.
--------------------------------------------------------------------------------
By exchange             You or your financial advisor may acquire shares of the
                        Fund for your account by exchanging Class Z shares you
                        own in Highland Floating Rate Fund for Class Z shares of
                        the Fund at no additional cost. You can also exchange
                        shares in the RBB Money Market Fund (the "Money Market
                        Fund") for Fund shares. To exchange by telephone, call
                        1-877-665-1287.
--------------------------------------------------------------------------------
By wire                 You may purchase shares of the Fund by wiring money from
                        your bank account to your Fund account. To wire funds to
                        your Fund account, call 1-877-665-1287 for wiring
                        instructions.
--------------------------------------------------------------------------------
By electronic           You may purchase shares of the Fund by electronically
funds transfer          transferring money from your bank account to your Fund
                        account by calling 1-877-665-1287. An electronic funds
                        transfer may take up to two business days to settle and
                        be considered in "good form." You must set up this
                        feature prior to your telephone request. Be sure to
                        complete the appropriate section of the application.
--------------------------------------------------------------------------------
Automatic               You may make monthly or quarterly investments
investment plan         automatically from your bank account to your Fund
                        account. You may select a pre-authorized amount to be
                        sent via electronic funds transfer. Be sure to complete
                        the appropriate section of the application for this
                        feature.
--------------------------------------------------------------------------------

                               ELIGIBLE INVESTORS

Only Eligible Investors may purchase Class Z shares. Eligible Investors are as follows:

o Clients of broker-dealers or registered investment advisers that both recommend the purchase of Fund shares and charge clients an asset-based fee;

o A retirement plan (or the custodian for such plan) with aggregate plan assets of at least $5 million at the time of purchase and which purchases shares directly from the Fund or through a third party broker-dealer;

o Any insurance company, trust company or bank purchasing shares for its own account;

o     Any endowment, investment company or foundation;

o Any trustee of the Fund, any employee of Highland Capital Management, L.P. and any family member of any such trustee or employee; and

o     Any holder of Class Z shares of the Fund as of September 19, 2004

The Fund reserves the right to change the criteria for Eligible Investors. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interests of the Fund and its shareholders.

                             MULTIPLE SHARE CLASSES

CHOOSING A SHARE CLASS. The Fund offers one class of shares in this Prospectus--Class Z shares, which are available to Eligible Investors at NAV without a sales charge or CDSC. The Fund also offers Class A, B and C shares through a separate prospectus.

                           PERIODIC REPURCHASE OFFERS

The Board has adopted share repurchase policies as fundamental policies. These policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act), provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the NAV per share determined as of the close of regular trading on the NYSE on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.

REPURCHASE PROCEDURE. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on or about the 15th day in each of the months of February, May, August and November, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash prior to the Repurchase Payment Deadline.

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails risks and costs. (See "Borrowing") The Fund may also sell Senior Loans to meet repurchase obligations which may adversely affect the market for Senior Loans and reduce the Fund's value.

REPURCHASE AMOUNTS. The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. The Fund may, however, accept all shares offered for repurchase by shareholders who own less than 100 shares and who offer all their shares, before accepting on a pro rata basis shares offered by other shareholders. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the Repurchase Offer.

NOTICES TO SHAREHOLDERS. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the NAV of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

REPURCHASE PRICE. The current NAV of the shares is computed daily. The Fund's Board of Trustees has determined that the time at which the NAV will be computed will be as of the close of regular trading on the NYSE. You may call 1-877-665-1287 to learn the NAV per share. The notice of the Repurchase Offer will also provide information concerning the NAV per share, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the Repurchase Offer.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

LIQUIDITY REQUIREMENTS. The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

The Board of the Fund has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

                                 NET ASSET VALUE

The purchase or redemption price of Class Z shares is the NAV per share. The Fund determines the NAV of each class of its shares as of the close of regular trading on the NYSE (normally 4:00 p.m., Eastern time) by dividing the difference between the values of each class' assets less its liabilities by the number of that class' shares outstanding. NAV will not be determined on days when the NYSE is closed unless, in the judgment of the Fund's Boards, the NAV should be determined on any such day, in which case the determination will be made at 4:00 p.m., Eastern time.

The value of the Fund's assets is based on the current market value of its investments. For securities with readily available market quotations, the Fund uses those quotations for pricing. When portfolio securities are traded on the relevant day of valuation, the valuation will be the last reported sale price on that day. If there are no such sales on that day, the security will be valued at the mean between the most recently quoted bid and asked prices from principal market maters. Securities without a sale price or bid and ask quotations on the valuation day will be priced by an independent pricing service. If securities do not have readily available market quotations or pricing service prices, including circumstances under which such are determined not to be accurate or current (including when events materially affect the value of securities occurring between the time when market price is determined and calculation of the Fund's net asset value), such securities are valued at their fair value, as determined in good faith in accordance with procedures established by the Fund's Board of Trustees. In these cases, the Fund's net asset value will reflect the affected portfolio securities' value as determined in the judgment of the Board of Trustees or its designee instead of being determined by the market. Using a fair value pricing methodology to price securities may result in a value that is different from a security's most recent sale price and from the prices used by other investment companies to calculate their net asset values. There can be no assurance that the Fund's valuation of a security will not differ from the amount that it realizes upon the sale of such security.

                         DISTRIBUTIONS AND INCOME TAXES

DISTRIBUTIONS. Income dividends, if any, are declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (I.E., from the date the payment for the purchase order is received to the day before the repurchase settles).


Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) receive dividends in cash and reinvest capital gains; or (3) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.


The Fund is authorized to borrow money subject to certain restrictions. (See "How the Fund Invests") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.

INCOME TAXES. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Code and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the SAI.

Your distributions will be taxable to you whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid on December 31 in the prior calendar year.

You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are "qualified dividend income" (as defined in the Code) eligible for a reduced rate of tax. Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.


You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.


If you offer all of your shares for repurchase pursuant to a Repurchase Offer (and you do not own any other shares pursuant to attribution rules contained in the Code), you may realize a taxable gain or loss depending upon your basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if you acquire other shares of the Fund within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who offer all of their shares for repurchase as described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his or her shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.


BACKUP WITHHOLDING. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder, generally distribution payments and redemption proceeds. Backup withholding may be required if:

o the shareholder fails to furnish its properly certified Social Security or other tax identification number;


o the shareholder fails to certify that its tax identification number is correct or that it is not subject to backup withholding due to the underreporting of certain income; or


o the Internal Revenue Service ("IRS") informs the Fund that the shareholder's tax identification number is incorrect.

These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.


The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                     ORGANIZATION AND DESCRIPTION OF SHARES

The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust") dated June 8, 1999, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its Trustees. The Fund offers four classes of shares--Class A, Class B, Class C and Class Z. Class A, Class B and Class C shares are offered through a separate prospectus.

Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, Trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

DIVIDENDS, VOTING AND LIQUIDATION RIGHTS. Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.


ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Fund's Board of Trustees then in office and at least three-fourths of the Independent Trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.

The Board has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

STATUS OF SHARES. The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.

As of November 30, 2004, the following shares of the Fund were outstanding:

                                                                                              (4)
                                        (2)                        (3)                AMOUNT OUTSTANDING
            (1)                       AMOUNT               AMOUNT HELD BY FUND        EXCLUSIVE OF AMOUNT
      TITLE OF CLASS                AUTHORIZED               FOR ITS ACCOUNT            SHOWN UNDER (3)
---------------------------------------------------------------------------------------------------------
          Class A                    Unlimited                      0                   20,539,241.695
          Class B                    Unlimited                      0                   10,465,582.923
          Class C                    Unlimited                      0                   23,945,886.854
          Class Z                    Unlimited                      0                    4,849,508.026

                               SHAREHOLDER REPORTS

The Fund issues reports to its shareholders annually and semi-annually that include financial information.

                              FINANCIAL STATEMENTS


The Fund will furnish without charge, when available, copies of its Annual Report and any subsequent Semi-Annual Report to shareholders upon request to the Fund, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, or by telephone toll-free at1-877-665-1287.

                              TABLE OF CONTENTS OF
                       STATEMENT OF ADDITIONAL INFORMATION


                                                                            PAGE
The Fund ..................................................................    2
Investment Policies .......................................................    2
Portfolio Investments and Strategies ......................................    2
Investment Restrictions ...................................................    6
Repurchase Offer Fundamental Policy .......................................    7
Management ................................................................    8
Financial Statements ......................................................   13
Control Persons and Principal Shareholders ................................   14
Investment Advisory and Other Services ....................................   14
Distributor ...............................................................   15
Transfer Agent ............................................................   16
Custodian .................................................................   16
Independent Registered Public Accounting Firm .............................   17
Programs for Reducing or Eliminating Sales Charges ........................   17
Portfolio Transactions ....................................................   19
Additional Income Tax Considerations ......................................   19
Appendix -- Ratings Categories.............................................   21

                               [GRAPHIC OMITTED]

            STATEMENT OF ADDITIONAL INFORMATION DATED JANUARY 1, 2005

                      HIGHLAND FLOATING RATE ADVANTAGE FUND
                               Class A, B, C and Z

                13455 Noel Road, Suite 1300, Dallas, Texas 75240
                                 1-877-665-1287

      This Statement of Additional Information ("SAI") is not a prospectus but provides additional information that should be read in conjunction with the Fund's Prospectuses dated January 1, 2005, and any supplements thereto. A Prospectus may be obtained at no charge by telephoning 1-877-665-1287. Capitalized terms used in this SAI and not otherwise defined have the meanings given them in the Fund's Prospectuses.

                                TABLE OF CONTENTS

                                                                            PAGE
The Fund ......................................................................2

Investment Policies ...........................................................2

Portfolio Investments and Strategies ..........................................2

Investment Restrictions .......................................................6

Repurchase Offer Fundamental Policy ...........................................7

Management ....................................................................8

Financial Statements .........................................................13

Control Persons and Principal Shareholders ...................................14

Investment Advisory and Other Services .......................................14

Distributor ..................................................................15

Transfer Agent ...............................................................16

Custodian ....................................................................16

Independent Registered Public Accounting Firm ................................17

Programs for Reducing or Eliminating Sales Charges ...........................17

Portfolio Transactions .......................................................19

Additional Income Tax Considerations .........................................19

Appendix -- Ratings Categories ...............................................21

                                    THE FUND

      Highland Floating Rate Advantage Fund (the "Fund") is a non-diversified, closed-end management investment company. The Fund is engaged in a continuous public offering of its shares. The Fund makes Repurchase Offers on a quarterly basis to repurchase between 5% and 25% of its outstanding shares at the then current net asset value ("NAV") of the shares. On July 14, 200, the Fund's name was changed from Liberty-Stein Roe Advisor Floating Rate Advantage Fund to Liberty Floating Rate Advantage Fund. On October 13, 2003, the Fund's name was changed from Liberty Floating Rate Advantage Fund to Columbia Floating Rate Advantage Fund. On October 18, 2004, the Fund's name was changed from Columbia Floating Rate Advantage Fund to its current name. The Fund offers four classes of shares--Classes A, B, C, and Z.

      Highland Capital Management, L.P. ("Highland" or the "Adviser") provides investment advisory and administrative services to the Fund.

                               INVESTMENT POLICIES

      The following information supplements the discussion of the investment objective and policies of the Fund described in the Prospectuses. In pursuing its objective, the Fund will invest as described below and may employ the investment techniques described in the Prospectuses and elsewhere in this SAI. The Fund's investment objective is a non-fundamental policy and may be changed by the Fund's Board of Trustees without the approval of a "majority of the outstanding voting securities" of the Fund. A "majority of the outstanding voting securities" means the approval of the lesser of (i) 67% or more of the shares at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy or (ii) more than 50% of the outstanding shares.

      The investment objective of the Fund is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve this objective by investing, under normal market conditions, at least 80% of the Fund's net assets (plus any borrowings for investment purposes) in interests in Senior Loans of domestic or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars) that operate in a variety of industries and geographic regions. Although most Senior Loans are secured, the Fund may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral and in other permitted investments (as described below).

      In addition, during normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Fund's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least BBB, A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") (or if unrated, determined by the Adviser to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or if having no such rating, determined by the Adviser to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates. For more information, please refer to the Prospectuses under the caption "Investment Objective and Policies."


                      PORTFOLIO INVESTMENTS AND STRATEGIES

      The following sets forth information about the investment policies of the Fund and the types of securities the Fund may buy. Please read this information together with information in the Prospectuses under the caption "How the Fund Invests."

SENIOR LOANS. Senior Loans generally are arranged through private negotiations between a Borrower and the Lenders represented in each case by one or more Agents of the several Lenders. Senior Loans in which the Fund will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally the Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders. The Senior Loans in the Fund's investment portfolio will at all times have a dollar-weighted average time until next interest rate redetermination of 90 days or less. Because of prepayment provisions, the actual remaining maturity of Senior Loans may vary substantially from the stated maturity of such loans. As a result of anticipated prepayments from time to time of

Senior Loans in the investment portfolio, based on historical experience, the Adviser believes that the actual remaining maturity of Senior Loans in the portfolio will be approximately 18-24 months.


      PARTICIPATIONS AND ASSIGNMENTS. The Fund may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

      When the Fund purchases a Participation, the Fund will typically enter into a contractual relationship with the Lender selling the Participation, but not with the Borrower. As a result, the Fund will assume the credit risk of both the Borrower and the Lender selling the Participation, and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. The Fund will purchase a Participation only when the Lender selling the Participation, and any other institution interpositioned between such Lender and the Fund at the time of investment, have outstanding debt obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by the Adviser to be of comparable quality. The rights of the Fund when it acquires a Participation may be different from, and more limited than, the rights of Primary Lenders or of persons who acquire an Assignment. The Fund may pay a fee or forgo a portion of interest payments to the Lender selling a Participation or Assignment pursuant to the terms of such Participation or Assignment.

      DEBT RESTRUCTURING. The Fund may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Adviser's decision to purchase or retain such an interest will depend on its assessment of the likelihood that the Fund ultimately will receive full repayment of the principal amount of the Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Adviser's evaluation of the potential value of such securities in relation to the price that could be obtained by the Fund at any given time upon sale thereof, the Fund may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Fund will not be treated as a Senior Loan and thus will not count toward the 80% of net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans.


      BRIDGE FINANCING. The Fund may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

      OTHER SECURITIES. The Fund will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the relative value being given by the Fund in exchange for such interests is substantially outweighed by the potential value of such instruments.

      Investment in warrants, equity securities and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Fund to minimize fluctuations in its NAV.

      DEFENSIVE INVESTMENT POLICY. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Fund may also engage in interest rate and other hedging transactions, lend portfolio holdings, purchase and sell interests in Senior Loans and other portfolio debt securities on a "when-issued" or "delayed-delivery" basis, and enter into repurchase and reverse repurchase agreements. These investment practices involve certain special risk considerations. The Adviser may use some or all of the following investment practices when, in the opinion of the Adviser, their use is appropriate. Although the Adviser believes that these investment practices may further the Fund's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

      STRUCTURED NOTES. The Fund may invest up to 10% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, which is a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced note could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

      DERIVATIVES. The Fund may, but is not obligated to, enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund's investment portfolio. To the extent SEC guidance requires segregation of assets for certain derivative transactions, the Fund will segregate a portion of its assets while party to these derivative transactions.

      HEDGING TRANSACTIONS. In addition, the Fund may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in NAV resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Fund would employ any hedging and risk management techniques. The Fund will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Fund. The Fund will incur brokerage and other costs in connection with its hedging transactions.

      INTEREST RATE SWAPS, CAPS AND FLOORS. The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest (I.E., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.


      The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Fund will not enter into swaps, caps or floors, if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.


      In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates were to decline below the floor rate, the Fund would receive payments from its counterparty that would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments were to fall below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive with respect to floating rate portfolio assets being hedged.

      The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of portfolio securities. The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Adviser believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser's judgment about the direction or extent of the movement in interest rates is incorrect, the Fund's overall performance could be worse than if it had not entered into any such transaction. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

      Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis (I.E., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate value at least equal to the accrued excess will be maintained. If the Fund enters into a swap on other than a net basis, the Fund will maintain the full amount of its obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange ("NYSE") or other entities determined to be creditworthy by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.


      NEW FINANCIAL PRODUCTS. New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

      BORROWING. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund is authorized to borrow money for the purpose of financing long-term investments, obtaining short-term liquidity in connection with quarterly repurchase offers and for temporary, extraordinary or emergency purposes. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves certain risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for distribution to shareholders.

      LENDING OF PORTFOLIO HOLDINGS. The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional Borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral. The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, such loans entail risks of delay in recovery or even loss of rights in the collateral should the Borrower of the financial instruments fail financially. However, the loans would be made only to Borrowers deemed by the Adviser to be of good standing and when, in the judgment of the Adviser, the consideration that can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Adviser pursuant to procedures adopted and reviewed, on an ongoing basis, by the Fund's Board of Trustees. No specific limitation exists as to the percentage of the Fund's assets that the Fund may lend.


      "WHEN-ISSUED" AND "DELAYED-DELIVERY" TRANSACTIONS. The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Fund on such Senior Loans in connection with such purchase transactions prior to the date the Fund actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation, the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value at least equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Fund may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitations exist as to the percentage of the Fund's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.


      REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements (a purchase of, and simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. In entering into a repurchase agreement, the Fund buys securities from the bank or broker-dealer, with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available liquid assets at minimal market risk, although the Fund may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the counterparty. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the counterparty. If the bank or broker-dealer that is the seller petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day and adjusted in amount so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund's assets that may be invested in repurchase agreements.


      REVERSE REPURCHASE AGREEMENTS. The Fund may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Fund. Under a reverse repurchase agreement, the Fund sells a debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker-dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements are considered borrowings by the Fund and as such are subject to the restrictions on borrowing described below under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.


      RATED SECURITIES. For a description of the ratings applied by Moody's and S&P to short-term securities, please refer to the Appendix. The rated short-term securities described under "Investment Policies" above include securities given a rating conditionally by Moody's or provisionally by S&P. If the rating of a security held by the Fund is withdrawn or reduced, the Fund is not required to sell the security, but the Adviser will consider such fact in determining whether the Fund should continue to hold the security.

      PORTFOLIO TURNOVER. The frequency and amount of portfolio purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated that the Fund's turnover rate will ordinarily be between 50% and 100%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever the Adviser believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves correspondingly greater transaction costs, including any brokerage commissions, that the Fund will bear directly.


                             INVESTMENT RESTRICTIONS

      The Fund operates under the following fundamental investment restrictions. The Fund may:

      1. issue senior securities or borrow money to the extent permitted by the 1940 Act;

      2.    only own real estate acquired as a result of owning securities;

      3.    purchase and sell futures contracts and related options;

      4. underwrite securities issued by others only when disposing of portfolio securities;

      5. make loans through lending of securities, through the purchase of debt instruments or similar evidence of indebtedness typically sold to financial institutions and through repurchase agreements;

      6. not concentrate more than 25% of its total assets in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. government or by its agencies or instrumentalities; and provided further that the fund will invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. For purposes of this restriction, the term "issuer" includes the Borrower and the Agent (as defined under "Prospectus Summary" in the Prospectuses); and

      7. not purchase or sell commodities or commodities contracts, except that, consistent with its investment policies, the Fund may purchase and sell financial futures contracts and options and may enter into swap agreements, foreign exchange contracts and other financial transactions not requiring the delivery of physical commodities.

      The above restrictions are fundamental policies and may not be changed without the approval of a "majority of the outstanding voting securities," as defined under "Investment Policies" above. The restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities. Notwithstanding the investment policies and restrictions of the Fund, the Fund may invest all or a portion of its investable assets in investment companies with substantially the same investment objective, policies and restrictions as the Fund.



      As non-fundamental investment policies which may be changed by the Fund without a shareholder vote, the Fund may not:

      1. purchase securities on margin, but it may receive short-term credit to clear securities transactions and may make initial or maintenance margin deposits in connection with futures transactions; and

      2. invest in interests in oil, gas or other mineral exploration or development programs, including leases.

                       REPURCHASE OFFER FUNDAMENTAL POLICY

      The Fund's Board of Trustees has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly Repurchase Offers (the "Repurchase Offer Fundamental Policy").

      The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one quarter and provides that the Fund shall conduct a Repurchase Offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Deadline will be established by the Fund and will be based on factors such as market conditions, liquidity of the Fund's assets and shareholder servicing conditions. The Repurchase Offer Fundamental Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.


      The Repurchase Offer Fundamental Policy may be changed only by a majority vote of the outstanding voting securities. For more information, please refer to the Prospectuses under the caption "Periodic Repurchase Offers."


                                   MANAGEMENT

      The Board of Trustees of the Fund has overall management responsibility for the Fund. At a Special Meeting of Shareholders held on July 30, 2004, Fund shareholders elected a new Board of Trustees coincident with the approval of the new investment advisory agreement with Highland. The table below sets forth certain information with respect to the Trustees and officers of the Fund.
Certain  information  that  follows  this  section  is  provided  for the former
Trustees.

      The Highland Fund Complex consists of the following funds (the "Highland Funds"): Highland Floating Rate Limited Liability Company, Highland Floating Rate Fund, Highland Floating Rate Advantage Fund, Highland Institutional Floating Rate Income Fund, Prospect Street(R) High Income Portfolio Inc. and Prospect Street(R) Income Shares Inc.

      The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Fund, the year each was first elected or appointed to office, their principal business occupations during the last five years, the number of Funds overseen by each Trustee and other directorships they hold are shown below. Each officer listed below also serves in the same capacity for each Fund in the Highland Funds Complex.

                                                                                                NUMBER OF
                                                                                              PORTFOLIOS IN
                                          YEAR FIRST                                          HIGHLAND FUND
                                          ELECTED OR                                             COMPLEX        OTHER
     NAME, ADDRESS            POSITION    APPOINTED          PRINCIPAL OCCUPATION(S)             OVERSEEN       DIRECTORSHIPS
       AND AGE                WITH FUND  TO OFFICE(1)        DURING PAST FIVE YEARS             BY TRUSTEE      HELD
       -------                ---------  ------------        ----------------------             ----------      ----
INDEPENDENT TRUSTEES

Timothy K. Hui (Age 55)        Trustee       2004      Assistant Provost for and, since              6          None
48 Willow Greene Drive                                 September 1998, Director of Learning
Churchville, PA 18966                                  Resources of the Philadelphia Biblical
                                                       University.

Scott F. Kavanaugh (Age 43)    Trustee       2004      Since March 2003, a Sales                     6          Director of
9 Old Ranch Road                                       Representative at Round Hill                             Heritage Bank
Laguna Niguel, CA 92677                                Securities.  From February 2003 to July                  and Heritage
                                                       2003, an Executive at Provident Funding                  Bankshares,
                                                       Mortgage Corporation. From January                       Inc.
                                                       2000 to February 2003 he was Executive
                                                       Vice President, Director and Treasurer
                                                       of Commercial Capital Bank. He was the
                                                       Managing Principal and Chief Operating
                                                       Officer of Financial Institutional
                                                       Partners Mortgage Company and the
                                                       Managing Principal and President of
                                                       Financial Institutional Partners, LLC,
                                                       an investment banking firm, from April
                                                       1998 to February 2003.

                                                                                                NUMBER OF
                                                                                              PORTFOLIOS IN
                                          YEAR FIRST                                          HIGHLAND FUND
                                          ELECTED OR                                             COMPLEX      OTHER
     NAME, ADDRESS            POSITION    APPOINTED          PRINCIPAL OCCUPATION(S)             OVERSEEN     DIRECTORSHIPS
       AND AGE                WITH FUND  TO OFFICE(1)        DURING PAST FIVE YEARS             BY TRUSTEE    HELD
       -------                ---------  ------------        ----------------------             ----------    ----
James F. Leary (Age 73)        Trustee       2004      Since January 1999, a Managing Director       6        Board Member of
15851 N. Dallas Parkway                                of Benefit Capital Southwest, Inc., a                  Capstone Asset
Suite 500                                              financial consulting firm.                             Management Group
Addison, TX 75001                                                                                             of Mutual Funds

Bryan A. Ward (Age 49)         Trustee       2004      Since January 2002, Senior Manager of         6        None
901 Main Street                                        Accenture, LLP. From September 1998 to
Dallas, TX 75202                                       December 2001, he was Special Projects
                                                       Advisor to Accenture, LLP.

INTERESTED TRUSTEE(2)

R. Joseph Dougherty (Age 32)    Trustee      2004      Portfolio Manager of the Adviser. Prior       6        Director of
13455 Noel Road, Suite 1300                            to 2000, he was a Portfolio Analyst for                Heritage Bank
Dallas, TX 75240                                       the Adviser.

(1) The Trustees of the Fund were elected by shareholders at a Special Meeting of Shareholders held on July 30, 2004.

(2) Mr. Dougherty is deemed to be an "interested person" of the Fund under the 1940 Act because of his position with the Adviser.

                                                 YEAR FIRST
                                                 ELECTED OR
   NAME, ADDRESS                POSITION        APPOINTED TO                      PRINCIPAL OCCUPATION(S)
    AND AGE(1)               WITH FUNDS(2)        OFFICE                          DURING PAST FIVE YEARS
    ----------               -------------        ------                          ----------------------
OFFICERS

James D. Dondero               President           2004        President and Managing Partner of the Adviser. Director
                                                               of Heritage Bank. Director and Chairman of Heritage
                                                               Bankshares, Inc.

Mark Okada                   Executive Vice        2004        Chief Investment Officer of the Adviser. Director
                                                               of Heritage Bankshares, Inc. and Heritage Bank.
                               President

R. Joseph Dougherty           Senior Vice          2004        Portfolio Manager of the Adviser. Prior to 2000, he was a
                               President                       Portfolio Analyst for the Adviser.

M. Jason Blackburn           Secretary and         2004        Assistant Controller of the Adviser. From September 1999
                               Treasurer                       to October 2001, he was an accountant for KPMG LLP.

(1) The address of each officer is Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

(2)   Each officer serves in the same capacity for each of the Highland Funds.

TRUSTEES COMPENSATION

COMPENSATION OF FORMER TRUSTEES.

      The following information pertains solely to the Trustees and officers who were elected or appointed while Columbia served as investment adviser to the Fund.

      The officers of the Fund and the Trustees who were "interested persons" (as defined in the 1940 Act) received no direct remuneration from the Fund.
Trustees   who  are  not   "interested   persons"   (as   defined  in  the  1940
Act)("Independent Trustees") of the Fund were compensated at the rate of $10,000 annually, plus $2,000 per Trustees' meeting attended in person or $1,000 per Trustees' meeting attended by telephone. In addition, the members of the Fund's Audit Committee received $1,000 for each Audit Committee meeting attended. For the fiscal year ended August 31, 2004 and the calendar year ended December 31, 2003, the Fund's former Trustees received the following compensation:

                                                                                          TOTAL COMPENSATION FROM
                                                             AGGREGATE COMPENSATION     THE COLUMBIA FUNDS COMPLEX
                                 PENSION OR RETIREMENT        FROM THE FUND FOR THE      PAID TO THE TRUSTEES FOR
                               BENEFITS ACCRUED AS PART         FISCAL YEAR ENDED        THE CALENDAR YEAR ENDED
TRUSTEE                           OF FUND EXPENSES(a)            AUGUST 31, 2004           DECEMBER 31, 2003(b)
-------                           -------------------            ---------------           --------------------
Douglas A. Hacker                          N/A                       $  972                        $115,500
Janet Langford Kelly                       N/A                        1,001                         101,500
Richard W. Lowry                           N/A                          897                         128,150
William E. Mayer                           N/A                        1,076                         133,150
Charles R. Nelson                          N/A                        1,000                         155,073
John J. Neuhauser                          N/A                        1,039                         143,568
Patrick J. Simpson                         N/A                          896(c)                       64,234
Thomas E. Stitzel                          N/A                        1,079                         103,500
Thomas C. Theobald                         N/A                        1,302(d)                      110,250
Anne-Lee Verville                          N/A                        1,184(e)                      128,250
Richard L. Woolworth                       N/A                          951                          64,234

(a) The Fund does not provide pension or retirement plan benefits to the Trustees.

(b) Until April 15, 2004, the Fund was included in the Columbia Funds Complex. As of December 31, 2003, the Columbia Funds Complex consisted of 132 open-end and 15 closed-end management investment company portfolios.

(c) During the fiscal year ended August 31, 2004, Mr. Simpson deferred $896 of his compensation from the Fund, pursuant to a deferred compensation plan.

(d) During the fiscal year ended August 31, 2004, Mr. Theobald deferred $664 of his compensation from the Fund, pursuant to the deferred compensation plan.

(e) During the fiscal year ended August 31, 2004, Ms. Verville deferred $459 of her compensation from the Fund.

COMPENSATION OF CURRENT TRUSTEES

      The officers of the Fund and those of its Trustees who are "interested persons" (as defined in the 1940 Act) of the Fund receive no direct remuneration from the Fund. Independent Trustees are compensated at the rate of $25,000 annually. The following table sets forth the estimated compensation paid to each of the Trustees by the Fund and by the Fund, the Highland Funds, PHY and CNN for the calendar year ended December 31, 2004.

                                     AGGREGATE COMPENSATION                 TOTAL COMPENSATION FROM
NAME OF DIRECTOR                         FROM THE FUND                         THE HIGHLAND FUNDS
----------------                         -------------                         ------------------
R. Joseph Dougherty*                      $         0                             $         0
Timothy K. Hui                                $25,000                                 $70,000
Scott F. Kavanaugh                            $25,000                                 $70,000
James F. Leary                                $25,000                                 $70,000
Bryan A. Ward                                 $25,000                                 $70,000

----------
* Mr. Dougherty is deemed to be an "interested person" of the Fund under the 1940 Act.

ROLE OF THE BOARD OF TRUSTEES

      The Trustees of the Fund are responsible for the overall management and supervision of the Fund's affairs and for protecting the interests of the shareholders. The Trustees meet periodically throughout the year to oversee the Fund's activities, review contractual arrangements with service providers for the Fund and review the Fund's performance. The Fund currently has three committees, the Audit Committee, the Nominating Committee and the Litigation Committee, each of which is composed of the Independent Trustees.

AUDIT COMMITTEE

      Pursuant to the Audit Committee Charter adopted by the Fund's Board of Trustees, the function of the Audit Committee is (1) to oversee the Fund's accounting and financial reporting processes and the audits of the Fund's financial statements and (2) to assist in Board oversight of the integrity of the Fund's financial statements, the Fund's compliance with legal and regulatory requirements, and the independent registered public accounting firm's qualifications, independence and performance.

      Prior to July 30, 2004, Ms. Verville and Messrs. Hacker, Stitzel and Woolworth were members of the Audit Committee of the Board of Trustees of the Fund. In the fiscal year ended August 31, 2004, the Audit Committee convened 10 times.

NOMINATING COMMITTEE

      The Nominating Committee's function is to canvass, recruit, interview, solicit and nominate Trustees. The Nominating Committee will consider recommendations for nominees from shareholders sent to the Secretary of the Fund, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the factors listed above. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee.

      Prior to July 30, 2004, these duties were performed by a Governance Committee consisting of Messrs. Lowry, Mayer, Simpson and Theobald. In the fiscal year ended August 31, 2004, the Governance Committee convened 4 times.

LITIGATION COMMITTEE

      The Litigation Committee's function is to seek to address any potential conflicts of interest between the Fund and the Adviser in connection with any potential or existing litigation or other legal proceeding relating to securities held by both the Fund and the Adviser or another client of the Adviser. The Litigation Committee did not meet during the fiscal year ended August 31, 2004.

ADVISORY FEES AND EXPENSES COMMITTEE

      Prior to July 30, 2004, Ms. Kelly and Messrs. Mayer, Nelson, and Neuhauser were members of an Advisory Fees and Expenses Committee of the Board of Trustees of the Fund. The Advisory Fees and Expenses Committee's functions included reviewing and making recommendations to the Board as to contracts requiring approval of a majority of the Independent Trustees and as to any other contracts that may be referred to the Committee by the Board. In the fiscal year ended August 31, 2004, the Advisory Fees and Expenses Committee convened 4 times.

SHARE OWNERSHIP

      The Fund's current Trustees were elected by shareholders on July 30, 2004. None of the current Trustees held shares in the Fund or in a fund in the Columbia Fund Complex as of December 31, 2003. The following table shows the dollar range of equity securities beneficially owned by the Fund's former Trustees as of December 31, 2003 in the Fund.

                                                                   AGGREGATE DOLLAR RANGE OF EQUITY
                                 DOLLAR RANGE OF EQUITY       SECURITIES OWNED IN ALL FUNDS OVERSEEN BY
   NAME OF TRUSTEE            SECURITIES OWNED IN THE FUND       TRUSTEE IN COLUMBIA FUNDS COMPLEX(1)
   ---------------            ----------------------------       ------------------------------------
INDEPENDENT TRUSTEES
Douglas A. Hacker                          $0                               Over $100,000
Janet Langford Kelly                       $0                                Over $100,000
Richard W. Lowry                           $0                                Over $100,000
Charles R. Nelson                          $0                                Over $100,000
John J. Neuhauser                          $0                                Over $100,000

                                                                   AGGREGATE DOLLAR RANGE OF EQUITY
                                 DOLLAR RANGE OF EQUITY       SECURITIES OWNED IN ALL FUNDS OVERSEEN BY
   NAME OF TRUSTEE            SECURITIES OWNED IN THE FUND       TRUSTEE IN COLUMBIA FUNDS COMPLEX(1)
   ---------------            ----------------------------       ------------------------------------
Patrick J. Simpson                         $0                              $50,001-$100,000
Thomas E. Stitzel                          $0                              $50,001-$100,000
Thomas C. Theobald                         $0                                Over $100,000
Anne-Lee Verville(2)                       $0                                     $0
Richard L. Woolworth                       $0                                Over $100,000

INTERESTED TRUSTEE
William E. Mayer                           $0                              $50,001-$100,000

(1)   Until April 15, 2004, the Fund was included in the Columbia Funds Complex.

(2) Ms. Verville had elected to defer her compensation as a Trustee under the deferred compensation plan for Independent Trustees of the Columbia Funds Complex. The value of her deferred compensation was determined as if the amounts had been invested, as of the date of deferral, in shares of one or more funds in the complex as specified by her. At December 31, 2003, the value of her deferred compensation account exceeded $100,000

TRUSTEE POSITIONS

      As of December 1, 2004, no Independent Trustee or any of their immediate family members owned beneficially or of record any class of securities of the Adviser or any person controlling, controlled by or under common control with any such entity.

APPROVING THE ADVISORY AGREEMENT

      On April 9, 2004, Columbia and the Adviser entered into an agreement to sell certain of the assets of Columbia's bank loan asset management group, insofar as it relates to the Fund, to the Adviser (such transaction, the "Sale"). The Sale closed on April 15, 2004 (the "Closing Date"). Upon completion of the Sale, the advisory agreement between Columbia and the Fund (the "Prior Advisory Agreement") was terminated, and an interim advisory agreement between the Adviser and the Fund (the "Interim Advisory Agreement") took effect. The Interim Advisory Agreement was entered into on April 15, 2004. Shareholder approval of the interim Advisory Agreement was not required under the 1940 Act.

      The Board of Trustees, including a majority of the Independent Trustees, approved the Interim Advisory Agreement, and the investment advisory agreement (the "Advisory Agreement") and its submission for shareholder approval, by unanimous vote of the Trustees present at a meeting on March 29, 2004. The Interim Advisory Agreement became effective immediately after the Closing Date. The Advisory Agreement did not become effective until it was approved by the Fund's shareholders at a special meeting of shareholder on July 30, 2004.

      In approving the Advisory Agreement, the Trustees took into account that there will be no change in the advisory fee paid by the Fund. The Trustees also considered that the expenses incurred in connection with the special shareholder meeting would be split between Columbia and the Adviser and that no such expenses will be paid by the Fund or its shareholders. Furthermore, based on the Adviser's representations regarding its intentions, the Trustees did not anticipate that there would be substantial changes in the investment policies of the Fund. The Board of Trustees was presented with information that it believed demonstrated that the terms of the Advisory Agreement were fair to, and in the best interests of, the Fund and its shareholders. Information was presented at the meeting of the Board with respect to the Sale. The Board of Trustees did not expect that there would be a diminution in the scope and quality of advisory services provided to the Funds as a result of the Sale.

      Information considered by the Board of Trustees in forming the basis of its recommendation to approve the Advisory Agreement included, among other things: (1) the fact that the compensation rates to be received by the Adviser under the Advisory Agreement was the same as the compensation rates paid under the Prior Advisory Agreement; (2) the experience and resources of the Adviser, and the Adviser's performance history; (3) the Adviser's covenant that it would use its reasonable best efforts to ensure that no "unfair burden" (as defined in the 1940 Act) is imposed on the Fund as a result of the Sale; (4) the Adviser's covenant that it would use its reasonable best efforts to ensure that 75% of the Board of Trustees of the Fund remain disinterested; and (5) the Adviser's financial strength and commitment to the investment advisory business generally.

      The Advisory Agreement will continue in effect for a period not to exceed two years from its effective date, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the Board of Trustees of the Fund or (ii) the vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund; provided, that in either event such continuance also is approved by a majority of the Independent Trustees of the Fund, by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement generally provides that it may be terminated at any time, without penalty, by (i) the Board of Trustees of the Fund, (ii) the vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, or (iii) by the Adviser, in each case on not more than sixty (60) days' nor less than thirty (30) days' written notice. The Advisory Agreement also shall terminate automatically in the event of its "assignment" (as defined in the 1940 Act). The Advisory Agreement may be amended only by a written instrument and only upon approval by the vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund.

      Based on the foregoing, the Trustees concluded that the fees to be paid the Adviser under the Advisory Agreement were fair and reasonable, given the scope and quality of the services to be rendered by the Adviser.

CODE OF ETHICS

      The Fund and the Adviser have each adopted codes of ethics which essentially prohibit certain of their personnel, including the Fund's portfolio managers, from engaging in personal investments which compete or interfere with, or attempt to take advantage of a client's, including the Fund's, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions. Under the Code of Ethics for the Fund and the Adviser, personal trading is permitted by such persons subject to certain restrictions; however, they are generally required to pre-clear most securities transactions with the appropriate compliance officer and to report all transactions on a regular basis. Text-only versions of the codes of ethics can be viewed online or downloaded from the EDGAR database on the SEC internet website at www.sec.gov. You may also review and copy these documents by visiting the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. In addition, copies of the codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC's Public Reference Section, 450 5th Street, N.W., Washington, DC 20549-0102, or by e-mail request at publicinfo@sec.gov.

ANTI-MONEY LAUNDERING COMPLIANCE

      The Fund or its service providers may be required to comply with various anti-money laundering laws and regulations. Consequently, the Fund or its service providers may request additional information from you to verify your identity. If at any time the Fund believes a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Fund may choose not to establish a new account or may be required to "freeze" a shareholder's account. The Fund or its service providers also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder's account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, it may not be permitted to inform the shareholder that it has taken the actions described above.

PROXY VOTING POLICIES

The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund's proxies in accordance with the Adviser's proxy voting guidelines and procedures. The Adviser has adopted proxy voting guidelines (the "Guidelines") that provide as follows:

      o The Adviser votes proxies in respect of the Fund's securities in the Fund's best interests and without regard to the interests of the Adviser or any client of the Adviser.

      o Unless the Adviser's Proxy Voting Committee (the "Committee") otherwise determines (and documents the basis for its decisions) or as otherwise provided below, the Adviser votes proxies in a manner consistent with the Guidelines.

      o To avoid material conflicts of interest, the Adviser applies the Guidelines in an objective and consistent manner across the Fund's accounts. Where a material conflict of interest has been identified and the matter is covered by the Guidelines, the Committee votes in accordance with the Guidelines. For the Fund, where a conflict of interest has been identified and the matter is not covered in the Guidelines, the Adviser will disclose the conflict and the Committee's determination of the matter in which to vote to the Fund's Board.

      o The Adviser also may determine not to vote proxies in respect of securities of the Fund if it determines it would be in the Fund's best interests not to vote.

The Adviser's Guidelines also address how it will vote proxies on particular types of matters such as corporate governance matters, disclosure of executive compensation and share repurchase programs. For example, the Adviser generally will:

      o Support management in most elections for directors, unless the board gives evidence of acting contrary to the best economic interests of shareholders;

      o     Support  proposals   seeking   increased   disclosure  of  executive
            compensation; and

      o Support management proposals to institute share repurchase plans in which all shareholders may participate on equal terms.

      The Fund's proxy voting record for the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling 1-800-823-6300 or (2) on the SEC's website at www.sec.gov. Information as of June 30 each year will generally be available by the following August 31.

                              FINANCIAL STATEMENTS

      Please refer to the Fund's August 31, 2004 Financial Statements (statement of assets and liabilities and schedule of investments as of August 31, 2004 and the statement of operations, changes in net assets, cash flows, financial highlights and notes thereto) and the report of the independent registered public accounting firm contained in the August 31, 2004 Annual Report of the Fund. The Financial Statements and the report of the independent registered public accounting firm (but no other material from the Annual Report) are incorporated herein by reference. The Annual Report may be obtained at no charge by calling 1-877-665-1287.

                   CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

      As of November 30, 2004, the Trustees and officers of the Fund as a group owned less than 1% of the then outstanding shares of each class of shares of the Fund.

      Control persons are presumed to control the Fund for purposes of voting on matters submitted to a vote of shareholders due to their beneficial ownership of 25% or more of the Fund's outstanding voting securities. As of November 30, 2004, the only person(s) known by the Fund to own of record or "beneficially" 5% or more of its outstanding shares within the definition of that term as contained in Rule 13d-3 under the Securities Exchange Act of 1934 were as follows:

                                                       PERCENTAGE & NUMBER OF
           NAME AND ADDRESS                           OUTSTANDING SHARES HELD
           ----------------                           -----------------------
                                      CLASS A         CLASS B         CLASS C         CLASS Z
                                      -------         -------         -------         -------
     Fleet National Bank                                                               6.88%
     FBO Michael C. Kent                                                            333,681.309
     P.O. Box 92800
     Rochester, NY 14692-8900

     Fleet National Bank                                                               5.82%
     FBO Bildner, A                                                                 282,267.854
     P.O. Box 92800
     Rochester, NY 14692-8900

                     INVESTMENT ADVISORY AND OTHER SERVICES

      Highland, located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, is the Fund's investment adviser. Highland is responsible for the Fund's management, subject to oversight by the Fund's Board of Trustees. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. R. Joseph Dougherty and Mark Okada are the Fund's principal portfolio managers. Highland, a registered investment adviser, has been an investment adviser since 1997.

      Prior to April 15, 2004, Columbia was the investment adviser to the Fund.

      Please refer to the descriptions of the Adviser, the management and administrative agreements, fees, expense limitation, and transfer agency services under "Management" and "Fund Expenses" in the Prospectus, which are incorporated herein by reference.

      The table below sets forth the administrative and investment advisory fees paid by the Fund for the last three fiscal years:

                                       YEAR ENDED    YEAR ENDED    YEAR ENDED
              TYPE OF PAYMENT           8/31/04        8/31/03       8/31/02
          (DOLLARS IN THOUSANDS)

         Administrative fee              $ 1,149       $   524       $   677
         Advisory fee*                   $ 2,583       $ 1,178       $ 1,524
         Waiver/Reimbursement            $  (830)      $  (697)      $  (803)

         * For the fiscal years ended 8/31/02 and 8/31/03, advisory fees were paid to the former investment adviser, Columbia. For the fiscal year ended 8/31/04 advisory fees of $1,402 were paid to Columbia and advisory fees of $1,181 were paid to Highland.

      Under the Advisory Agreement, the Adviser will be entitled to compensation at the same rates as under the Prior Advisory Agreement. The Adviser will be entitled to receive from the Fund a monthly fee, computed and accrued daily, at the annual rate of 0.45% of the average net assets of the Fund for the first one billion U.S. dollars (US$1,000,000,000), 0.40% of the average net assets of the Fund for the next one billion U.S. dollars (US$1,000,000,000) and 0.35% of the average net assets of the Fund that exceed two billion U.S. dollars (US$2,000,000,000).

      Under the Advisory Agreement, the Adviser, among other things: (i) continuously furnishes an investment program for the Fund; (ii) places orders for the purchase and sale of securities for the accounts of the Fund; (iii) provides for certain facilities and administrative services; (iv) arranges for the provision and maintenance of an insurance bond against larceny and embezzlement by officers and employees of the Fund; and (v) generally manages, supervises and conducts the affairs and business of the Fund.

      The Adviser will carry out its duties under the Advisory Agreement at its own expense. The Fund will pay its own ordinary operating and activity expenses, such as legal and auditing fees, fees of the Adviser, the administrator, the custodian, accounting services and third-party shareholder servicing agents, the cost of communicating with shareholders and registration fees, as well as other operating expenses such as interest, taxes, brokerage, insurance, bonding, compensation of Independent Trustees of the Fund and extraordinary expenses.

Like the Prior Advisory Agreement, the Advisory Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance (or reckless disregard) of its obligations or duties thereunder on the part of the Adviser, the Adviser shall not be subject to liability to the Fund party to such agreements or to any shareholder of the Fund for any error of judgment or mistake of law, for any loss arising out of any investment or for any act or omission in the execution and management of the Fund.

ADMINISTRATIVE SERVICES

      Pursuant to a separate agreement with the Fund, the Adviser provides administrative services to the Fund. For these services, the Adviser receives an annual fee of 0.20% of average daily net assets, including assets representing leverage.

SUB-ADMINISTRATOR

      Effective October 18, 2004, PFPC Inc. ("PFPC"), 760 Moore Road, King of Prussia, Pennsylvania, 19406, serves as the Fund's Sub-Administrator. Pursuant to a sub-administration agreement with PFPC Inc. (the "Sub-Administrator"), the Sub-Administrator prepares and performs regulatory filings, assists with meetings of the Fund's Board of Trustees (the "Board"), coordinates service provider relationships, and provides other administrative services.

                                   DISTRIBUTOR

      In connection with the change of investment adviser for the Fund from Columbia to Highland, PFPC Distributors, Inc. (the "Distributor") replaced Columbia Funds Distributor, Inc. ("CFD") as distributor and principal underwriter to the Fund effective April 16, 2004. The Distributor is located at 760 Moore Road, King of Prussia, Pennsylvania 19406 and serves pursuant to a Distribution Agreement (the "Agreement"). The Agreement continues in effect from year to year, provided such continuance is approved annually (1) by a majority of the Fund's Board of Trustees or by a majority of the outstanding voting securities of the Fund, and (2) by a majority of the Independent Trustees who are not parties to the Agreement or interested persons of any such party. The Fund has agreed to pay all expenses in connection with registration of its shares with the SEC and auditing and filing fees in connection with registration of its shares under the various state blue sky laws and assumes the cost of preparation of the Prospectus and other expenses.

DISTRIBUTION AND SERVICE FEES

      In addition to a CDSC, each of Class A, B, and C shares is authorized under a distribution plan ("Plan") to use the assets attributable to a class to finance certain activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, B, and C shares and the services provided to you by your financial advisor. The Plan was approved and reviewed in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act to permit it to have a multi-class structure, CDSCs, and distribution fees.

      Under the Plan, distribution and service fees paid by the Fund to the Distributor may equal up to an annual rate of 0.35% of average daily net assets attributable to Class A shares, 0.70% of average daily net assets attributable to Class B shares, and 0.85% of average daily net assets attributable to Class C shares. Since the distribution and service fees are payable regardless of the Distributor's expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares.

      The Trustees believe that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including the Independent Trustees who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan, cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the Trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees. For the fiscal year ended August 31, 2004, the Fund paid the following fees (in thousands) to CFD:

                          DISTRIBUTION FEES                 SERVICES FEES
                          -----------------                 -------------
                     2004*      2003       2002       2004       2003       2002
Class A            $  153     $   65     $  100     $  383     $  163     $  248
Class B            $  473     $  299     $  375     $  263     $  166     $  209
Class C            $1,116     $  362     $  406     $  465     $  151     $  170
Class Z               N/A        N/A        N/A        N/A        N/A        N/A

*CFD served as the Fund's distributor until April 16, 2004, at which time PFPC Distributors, Inc. became the Fund's distributor.

      CONTINGENT DEFERRED SALES CHARGES ("CDSCs"). Certain investments in Class A, B and C shares are subject to a CDSC. You will pay the CDSC only on shares you submit for repurchase within a prescribed amount of time after purchase. The CDSC generally declines each year until there is no charge for repurchased shares. The CDSC is applied to the NAV at the time of purchase or repurchase, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to a CDSC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to a CDSC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the CDSC. In certain circumstances, CDSCs may be waived, as described below under "Waiver of CDSC".

      CONVERSION FEATURE. Class B shares will automatically convert to Class A shares after eight years, and after that date converted shares will no longer be subject to the distribution fees applicable to Class B shares. Conversion will be on the basis of the relative NAVs per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from asset-based distribution expenses applicable to such shares at such time as the Class B shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares. Class C shares do not convert to Class A shares. Therefore, holders of Class C shares will continue to bear the asset-based distribution fees on the Class C shares for as long as they hold such shares.

                                 TRANSFER AGENT

      Effective October 18, 2004, PFPC Inc. ("Transfer Agent"), located at 760 Moore Road, King of Prussia, Pennsylvania 19406, provides transfer agency and dividend disbursing agent services for the Fund. As part of these services, PFPC Inc. maintains records pertaining to the sale, redemption, and transfer of Fund shares and distributes the Fund's cash distributions to shareholders. Prior to October 18, 2004, transfer agency services were provided by Columbia Fund Services, Inc.

                                    CUSTODIAN

      PFPC Trust Company (the "Custodian"), 8800 Tinicum Boulevard, Philadelphia, Pennsylvania, 19153, is the custodian for the Fund. The Custodian is responsible for holding all investments, receiving and paying for securities purchased, delivering against payment securities sold, receiving and collecting income from investments, making all payments covering expenses, and performing other administrative duties, all as directed by authorized persons. The Custodian does not exercise any supervisory function in such matters as purchase and sale of portfolio securities, payment of dividends, or payment of expenses. Prior to October 18, 2004, State Street Bank and Trust Company served as the Fund's custodian.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The independent registered public accounting firm for the Fund is PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110. The independent registered public accounting firm audits and reports on the annual financial statements, reviews certain regulatory reports and the federal income tax returns, and performs other professional accounting, auditing, tax and advisory services when engaged to do so.

               PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES

      RIGHT OF ACCUMULATION AND STATEMENT OF INTENT (CLASS A SHARES ONLY). Reduced sales charges on Class A shares can be effected by combining a current purchase with prior purchases of all classes of the Fund and shares of Highland Floating Rate Fund. The applicable sales charge is based on the combined total of:

      1.    the current purchase; and

      2. the value at the public offering price at the close of business on the previous day of the Fund's and Highland Floating Rate Fund's Class A shares held by the shareholder, the shareholder's spouse or the shareholder's minor children (and shares of the Money Market Fund acquired by exchange from Class A shares of the Fund or Highland Floating Rate Fund).

      The Distributor and the shareholder's financial advisor must be promptly notified of each purchase that entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder's holdings by the Transfer Agent. The Fund may terminate or amend this Right of Accumulation.

      Any person may qualify for reduced sales charges on purchases of Class A shares made within a thirteen-month period pursuant to a Statement of Intent ("Statement"). A shareholder may include, as an accumulation credit toward the completion of such Statement, the value of all shares (of any class) of the Fund and Highland Floating Rate Fund held by the shareholder on the date of the Statement. The value is determined at the public offering price on the date of the Statement. Purchases made through reinvestment of distributions do not count toward satisfaction of the Statement. Upon request, a Statement may reflect purchases within the previous 90 days.

      The Transfer Agent will hold shares in escrow to secure payment of the higher sales charge applicable to Class A shares actually purchased if the terms of the Statement are not satisfied. Dividends and capital gains will be paid on all escrowed shares and these shares will be released (upon satisfaction of any amount owed for sales charges if the terms of the Statement are not satisfied) when the amount indicated has been purchased or at the end of the period covered by the Statement, whichever occurs first. A Statement does not obligate the investor to buy or the Fund to sell the amount of the Statement.

      If a shareholder exceeds the amount of the Statement and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Statement. The resulting difference in offering price will purchase additional shares for the shareholder's account at the applicable offering price. As a part of this adjustment, the shareholder's financial advisor shall return to the Distributor the excess commission previously paid to the financial advisor during the thirteen-month period.

      If the amount of the Statement is not purchased, the shareholder shall remit to the Distributor an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within twenty days after a written request to pay such a difference in sales charge, the Transfer Agent will redeem that number of escrowed Class A shares to equal such difference. The additional amount of financial advisor discount from the applicable offering price shall be remitted by the Distributor to the shareholder's financial advisor of record.

      Additional  information  about and the terms of  Statements  of Intent are
available  from  your  financial   advisor,   or  from  the  Transfer  Agent  at
1-877-665-1287.

      REINSTATEMENT PRIVILEGE. A shareholder who has redeemed Class A, B or C shares of the Fund may, upon request, reinstate within one year a portion or all of the proceeds of such sale in shares of Class A of another Highland Fund at the NAV next determined after the Transfer Agent receives a written reinstatement request and payment. (Any CDSC paid at the time of the redemption will be credited to the shareholder upon reinstatement. The period between the redemption and the reinstatement will not be counted in aging the reinstated shares for purposes of calculating any CDSC or conversion date.) Shareholders who desire to exercise this privilege should contact their financial advisor or the Transfer Agent. Shareholders may exercise this Privilege an unlimited number of times. Exercise of this privilege does not alter the federal income tax treatment of any capital gains realized on the prior sale of Fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Consult your tax advisor.

      PRIVILEGES OF FINANCIAL SERVICES FIRMS. Class A shares of the Fund and Highland Floating Rate Fund may be sold at NAV, without a sales charge, to registered representatives and employees of financial services firms (including their affiliates) that are parties to dealer agreements or other sales arrangements with the Distributor in respect of the Fund or Highland Floating Rate Fund, including such persons' families and their beneficial accounts.

      SPONSORED ARRANGEMENTS. Class A shares of the Fund may be purchased at reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of the Fund on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization's group, the term of the organization's existence and certain characteristics of the members of its group. The Fund reserves the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.

      Class A shares may also be purchased at reduced or no sales charge by clients of dealers, brokers or registered investment advisors that have entered into agreements with the Distributor pursuant to which the Fund is included as investment options in programs involving fee-based compensation arrangements, and by participants in certain retirement plans.

      WAIVER OF CDSCS. CDSCs may be waived on redemptions in the following situations with the proper documentation:

1. DEATH. CDSCs may be waived on redemptions within one year following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased's spouse, or (iii) the beneficiary of a Uniform Gifts to Minors Act (UGMA), Uniform Transfers to Minors Act (UTMA) or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the CDSC will be waived on any redemption from the estate account occurring within one year after the death. If the Class B shares are not redeemed within one year of the death, they will remain subject to the applicable CDSC, when redeemed from the transferee's account. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

2. DISABILITY. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code). To be eligible for such waiver,
      (i) the disability must arise AFTER the purchase of shares AND (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

3. DEATH OF A TRUSTEE. CDSCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase AND (iii) the trust document provides for dissolution of the trust upon the trustee's death. If the account is transferred to a new registration (including that of a successor trustee), the applicable CDSC will be charged upon any subsequent redemption.

4. RETURNS OF EXCESS CONTRIBUTIONS. CDSCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the financial advisor agrees to all or the agreed upon portion of the commission earned on the sale being redeemed.

5. QUALIFIED RETIREMENT PLANS. CDSCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement (as stated in the Plan document).

      The CDSC also may be waived where the financial advisor agrees to return all or an agreed upon portion of the commission earned on the sale of the shares being redeemed.

                             PORTFOLIO TRANSACTIONS

SELECTION OF BROKER-DEALERS; ORDER PLACEMENT

      Subject to the overall review of the Fund's Board of Trustees, the Adviser is responsible for decisions to buy and sell securities and other portfolio holdings of the Fund, for selecting the broker or dealer to be used, and for negotiating any commission rates paid. In underwritten offerings, securities usually are purchased at a fixed price that includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

      The Adviser and its affiliates manage other accounts, including private funds and individual accounts, that also invest in Senior Loans and other Fund investments. Although investment decisions for the Fund are made independently from those of such other accounts, investments of the type the Fund may make also may be made on behalf of such other accounts. When the Fund and one or more other accounts is prepared to invest in, or desires to dispose of, the same investment, available investments or opportunities for each are allocated in a manner believed by the Adviser to be equitable over time. The Adviser may (but is not obligated to) aggregate orders, which may include orders for accounts in which the Adviser or its affiliates have an interest, to purchase and sell securities to obtain favorable execution or lower brokerage commissions, to the extent permitted by applicable laws and regulations. Although the Adviser believes that, over time, the potential benefits of participating in volume transactions and negotiating lower transaction costs should benefit all participating accounts, in some cases these activities may adversely affect the price paid or received or the size of the position obtained by or disposed of for the Fund. Where trades are aggregated, the investments or proceeds, as well as the expenses incurred, will be allocated by the Adviser in a manner designed to be equitable and consistent with the Adviser's fiduciary duty to the Fund and its other clients (including its duty to seek to obtain best execution of client trades).

COMMISSION RATES; BROKERAGE AND RESEARCH SERVICES

      In placing orders for the Fund's portfolio, the Adviser is required to give primary consideration to obtaining the most favorable price and efficient execution. This means that the Adviser will seek to execute each transaction at a price and commission, if any, which provides the most favorable total cost or proceeds reasonably attainable in the circumstances. In seeking the most favorable price and execution, the Adviser, having in mind the Fund's best interests, will consider all factors it deems relevant, including, by way of illustration: price; the size, type and difficulty of the transaction; the nature of the market for the security; the amount of the commission; the timing of the transaction taking into account market prices and trends; operational capabilities; the reputation, experience and financial stability of the broker-dealer involved; and the quality of service rendered by the broker-dealer in other transactions. Though the Adviser generally seeks reasonably competitive commissions or spreads, the Fund will not necessarily be paying the lowest commission or spread available.

      Within the framework of the policy of obtaining the most favorable price and efficient execution, the Adviser does not consider "brokerage and research services" (as defined in the Securities Exchange Act of 1934, as amended) provided by brokers who effect portfolio transactions with the Adviser or the Fund. "Brokerage and research services" are those which brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular issuers and industries. Columbia, the Fund's prior investment adviser, did engage in the practice of acquiring brokerage and research services from broker-dealer firms in return for directing trades for client accounts, including the Fund, to those firms.
Columbia, in effect, used the commission dollars generated from those accounts to pay for such brokerage and research services. The investment management industry uses the term "soft dollars" to refer to this practice.

      For the fiscal years ended August 31, 2004, 2003 and 2002, the Fund did not pay brokerage commissions on any transactions.

                      ADDITIONAL INCOME TAX CONSIDERATIONS

      The Fund intends to comply with the special provisions of the Code that relieve the Fund of federal income tax to the extent of its net investment income and capital gains currently distributed to its shareholders.

      Because capital gain distributions reduce NAV, if a shareholder purchases shares shortly before a record date, he or she will, in effect, receive a return of a portion of the investment in such distribution. The distribution would nonetheless be taxable to the shareholder, even if the NAV of shares were reduced below cost. However, for federal income tax purposes the shareholder's original cost would continue as the tax basis.

      The Fund expects that none of its dividends will qualify for the deduction for dividends received by corporate shareholders or treatment as "qualifying dividend income" eligible for long-term capital gain rates in the hands of individual shareholders.

                         APPENDIX -- RATINGS CATEGORIES

RATINGS IN GENERAL. A rating of a rating service represents the service's opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Adviser believes that the quality of debt securities should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis. A rating is not a recommendation to purchase, sell or hold a security because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. The following is a description of the characteristics of ratings used by Moody's and S&P.

CORPORATE BOND RATINGS

MOODY'S

LONG-TERM

Aaa

Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A

Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca

Bonds rated 'Ca' represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C

Bonds rated 'C' are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa.' The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

PRIME RATING SYSTEM (SHORT-TERM)

Issuers rated PRIME-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

      o     Leading market positions in well-established industries.

      o     High rates of return on funds employed.

      o Conservative capitalization structure with moderate reliance on debt and ample asset protection.

      o Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

      o Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated PRIME-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated PRIME-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

S&P

LONG-TERM

AAA

An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA

An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, AND C

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B

An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C

A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

r

The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities;
obligations exposed to severe prepayment risk--such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.

The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

SHORT-TERM

A-1

A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are given a plus sign (+) designation. This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2

A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet is financial commitment on the obligation.

C

A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

                            PART C -OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(1)   FINANCIAL STATEMENTS

      The Registrant's financial statements for the fiscal years ended August 31, 2004, 2003, 2002, 2001 and 2000 and the period ended August 31, 1999 are included in Part A of this Registration Statement in the Section entitled "Financial Highlights."

      The Registrant's Annual Report dated August 31, 2004 (Accession Number:
      0001193125-03-75394), filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, is included in Part B of this Registration Statement and incorporated by reference.

(2)   EXHIBITS

      (a)(1)      Agreement and Declaration of Trust.(1)

      (a)(2)      Amendment to Agreement and Declaration of Trust.(2)

      (a)(3)      Amendment to Agreement and Declaration of Trust.(4)

      (a)(4)      Amendment to Agreement and Declaration of Trust.(7)

      (a)(5)      Amendment to Agreement and Declaration of Trust.*

      (b)(1)      By-Laws.(1)

      (b)(2)      By-Laws.(5)

      (b)(3)      By-Laws.(6)

      (c)         Not applicable.

      (d)         See Exhibits (a)(1)-(5)

      (e)         Not applicable.

      (f)         Not applicable.

      (g) Advisory Agreement between Registrant and Highland Capital Management, L.P. ("Highland"), dated as of July 30, 2004.*

      (h) Underwriting Agreement between Registrant and PFPC Distributors, Inc. dated April 16, 2004.*

      (i)         Not applicable.

      (j) Custodian Services Agreement between Registrant and PFPC Trust Company, Inc. ("PFPC Trust"), dated October 18, 2004.*

      (k)(1) Administration Services Agreement between Registrant and Highland, dated October 18, 2004.*

      (k)(2) Sub-Administration Services Agreement between Highland and PFPC Inc. ("PFPC"), dated October 18, 2004.*

      (k)(3) Accounting Services Agreement between Registrant and PFPC, dated October 18, 2004.*

      (k)(4) Transfer Agency Services Agreement between Registrant and PFPC, dated October 18, 2004.*

      (k)(5) Amended and Restated Revolving Credit and Security Agreement among Registrant, CRC Funding and Citicorp North America, Inc., dated October 18, 2004.*

      (k)(6) Control Agreement among Registrant, Citicorp North America, Inc. and PFPC Trust, dated October 18, 2004.*

      (k)(7)      Rule 12b-1 Distribution Plan as revised.*

      (k)(8)      Rule 18f-13 Plan, as revised.*

      (l)(1)      Opinion and Consent of Counsel.(2)

      (l)(2)      Opinion and Consent of Counsel.(4)

      (l)(3)      Consent of Counsel.(5)

      (m)         Not applicable.

      (n)         Consent of Independent Registered Public Accounting Firm.*

      (o)         Not applicable.

      (p)         Subscription Agreement with Colonial Management Associates,
                  Inc.(3)

      (q)         Not applicable.

      (r)(1)      Code of Ethics of Registrant.*

      (r)(2)      Code of Ethics of Highland.*



----------
*     Filed herewith.

(1) Incorporated by reference to Registrant's filing with the Securities and Exchange Commission (the "SEC") on November 24, 1999.

(2) Incorporated by reference to Registrant's filing with the SEC on January 14, 2000.

(3) Incorporated by reference to Registrant's filing with the SEC on January 24, 2000.

(4) Incorporated by reference to Registrant's filing with the SEC on December 13, 2000.

(5) Incorporated by reference to Registrant's filing with the SEC on December 28, 2000.

(6) Incorporated by reference to Registrant's filing with the SEC on December 28, 2001.

(7) Incorporated by reference to Registrant's filing with the SEC on October 29, 2003.

ITEM 25.  MARKETING ARRANGEMENTS

          Not applicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          None.

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

          None.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

                                                     NUMBER OF
                                                   RECORD HOLDERS
TITLE OF CLASS                                     AS OF 11/30/04
--------------                                     --------------
Class A                                                 5,145
Class B                                                 4,960
Class C                                                 8,419
Class Z                                                 1,211

ITEM 29. INDEMNIFICATION

         The Agreement and Declaration of Trust, as amended from time to time, filed as Exhibit (a) to this Registration Statement provides for indemnification to each of the Registrant's Trustees and officers against all liabilities and expenses incurred in acting as Trustee or officer, except in the case of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Trustees and officers.

         Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Investment Company Act of 1940, as amended (the "1940 Act"), and will be governed by the final adjudication of such issue.

         The Registrant and its adviser, Highland Capital Management, L.P. and their respective trustees, directors and officers are insured by a Directors and Officers/Errors and Omissions Liability insurance policy through ICI Mutual Insurance Company.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

         The description of the business of Highland is set forth under the caption "Management" in the Prospectus forming part of this Registration Statement. The information as to the Directors and officers of Highland set forth in Highland's Form ADV, as filed with the SEC on November 19, 2004 (File No. 801-54874) and as amended through the date hereof is incorporated herein by reference.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

         The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder, including journals, ledgers, securities records and other original records, are maintained primarily at the offices of Registrant's custodian, PFPC Trust Company, Inc. All other records so required to be maintained are maintained at the offices of Highland, 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

ITEM 32. MANAGEMENT SERVICES

         None.

ITEM 33. UNDERTAKINGS

         The Registrant undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

         (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (b) To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

(5) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 29th day of December, 2004.

                                           HIGHLAND FLOATING RATE ADVANTAGE FUND


                                           By: /S/ JAMES D. DONDERO
                                               --------------------
                                           James D. Dondero, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in their capacities and on the date indicated.

SIGNATURE                      TITLE                                        Date
---------                      -----
/s/ James D. Dondero           President (Principal Executive Officer)      December 29, 2004
---------------------------
James D. Dondero

/s/ M. Jason Blackburn         Treasurer (Principal Financial and           December 29, 2004
---------------------------    Accounting Officer)
M. Jason Blackburn

/s/ R. Joseph Dougherty        Chairman of the Board                        December 29, 2004
---------------------------
R. Joseph Dougherty

/s/ Timothy K. Hui             Board Member                                 December 29, 2004
---------------------------
Timothy K. Hui

/s/ Scott F. Kavanaugh         Board Member                                 December 29, 2004
---------------------------
Scott F. Kavanaugh

/s/ Bryan A. Ward              Board Member                                 December 29, 2004
---------------------------
Bryan A. Ward

/s/ James F. Leary             Board Member                                 December 29, 2004
---------------------------
James F. Leary

                   INDEX OF EXHIBITS FILED WITH THIS AMENDMENT

EXHIBIT
NUMBER        EXHIBIT
------        -------

(a)(5)        Amendment to Agreement and Declaration of Trust.

(g) Advisory Agreement between Registrant and Highland Capital Management, L.P. ("Highland"), dated July 30, 2004.

(h) Underwriting Agreement between Registrant and PFPC Distributors, Inc. dated April 16, 2004.

(j) Custodian Services Agreement between Registrant and PFPC Trust Company, Inc., dated October 18, 2004.

(k)(1) Administration Services Agreement between Registrant and Highland, dated October 18, 2004.

(k)(2) Sub-Administration Services Agreement between Highland and PFPC Inc. ("PFPC"), dated October 18, 2004.

(k)(3) Accounting Services Agreement between Registrant and PFPC, dated October 18, 2004.

(k)(4) Transfer Agency Services Agreement between Registrant and PFPC, dated October 18, 2004.

(k)(5) Amended and Restated Revolving Credit and Security Agreement among Registrant, CRC Funding and Citicorp North America, Inc., dated October 18, 2004.

(k)(6)        Control Agreement among Registrant, Citicorp North America, Inc.
              and PFPC Trust Company, dated October 18, 2004.

(k)(7)        Rule 12b-1 Distribution Plan, as revised.

(k)(8)        Rule 18f-3 Plan, as revised.

(n)           Consent of Independent Registered Public Accounting Firm.

(r)(1)        Code of Ethics of Registrant.

(r)(2)        Code of Ethics of Highland.